FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Private Equity Investment

The Company has entered into a Securities Purchase Agreement, dated July 28, 2014, with Diana Shipping Inc., and two institutional investors not affiliated with the Company or Diana Shipping Inc. (together, the "Unaffiliated Entities"), Taracan Investments S.A., 4 Sweet Dreams S.A., Andreas Michalopoulos, and Ioannis Zafirakis (collectively, the "Purchasers"),  pursuant to which the Company has issued and sold to the Purchasers and the Purchasers have purchased from the Company (the "Transaction") an aggregate of 36,653,386 common shares at a price of $2.51 per share, which reflects the 30-day volume-weighted average price of the Company's common stock over the 30 trading days preceding the date of the Securities Purchase Agreement.   The  issuance and sale of the shares was approved by an independent committee of the Company's board of directors.  The Purchasers have also been granted customary registration rights pursuant a registration rights agreement.  Each of the Securities Purchase Agreement and the Registration Rights Agreements is attached as an exhibit hereto.

Pursuant to the terms of the Securities Purchase Agreement, Diana Shipping Inc. and the Unaffiliated Entities have granted each other a right of first offer in connection with any proposed privately negotiated block sale of common shares of the Company constituting ten percent (10%) or more of the outstanding common stock (other than sales of stock to the Company and certain other permitted transfers).  The Unaffiliated Entities have also agreed that for so long as they collectively own ten percent (10%) or more of the outstanding common stock of the Company they will not, without the consent of the Company, (i) acquire beneficial ownership of additional shares of voting stock of the Company in excess of the amount of shares owned as of the closing under the Securities Purchase Agreement or (ii) make or otherwise participate in any "solicitation" of "proxies" to vote shares of the Company's common stock, subject to certain exceptions.  Additionally, the Unaffiliated Entities have been granted one observer seat at each meeting of the Company's board of directors and audit committee and certain information rights. The Securities Purchase Agreement also grants the Purchasers certain rights of first refusal over subsequent equity offerings by the Company.

Pursuant to the Securities Purchase Agreement, the Company has agreed that, commencing with the dividend payable with respect to the second quarter of 2014, and for not less than four consecutive fiscal quarters thereafter, it will not declare or pay dividends in excess of $0.01 per share on an annualized basis; provided, however, that in the event of a material improvement in the container shipping market, the Company's board of directors may amend this dividend policy to resume the payment of dividends if the board of directors determines in good faith that such changed dividend policy is in the best interests of the Company and its shareholders.

In connection with the Transaction, the Company and its respective counter parties entered into amendments to the loan dated May 20, 2013 between the Company, Eluk Shipping Inc. and Diana Shipping Inc., and the loan agreement with The Royal Bank of Scotland plc (the "RBS") dated December 16, 2011, each of which amendment is attached as an exhibit hereto.   The Company also amended its Stockholders Rights Plan, dated August 10, 2010, to provide that the Unaffiliated Entities will not be considered an Acquiring Person, as defined therein, and such amendment is attached as an exhibit hereto.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-179636) filed with the U.S. Securities and Exchange Commission with an effective date of March 21, 2012.

EXHIBITS

Exhibit Number	Description
99.1	Securities Purchase Agreement, dated July 28, 2014, among the Company and the purchasers party thereto

99.2	Registration Rights Agreement, dated July 28, 2014, among the Company and the purchasers party thereto

99.3	Amendment No. 1 to Stockholders Rights Agreement dated August 2, 2010 by and the Company and Computershare Inc., dated July 28, 2014

99.4	Amendment to the Facility Agreement dated December 16, 2011 among the Company, its subsidiaries party thereto and the RBS, dated July 28, 2014

99.5	First Amendment to Loan Agreement dated May 20, 2013 among Diana Shipping Inc., Eluk Shipping Company Inc. and the Company, dated July 28, 2014

99.6	Broker Services Agreement, dated April 9, 2014, by and between the Company and Diana Enterprises Inc.
99.7	Amendment to Broker Services Agreement dated April 9, 2014 by and between the Company and Diana Enterprises Inc., dated July 28, 2014

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: July 30, 2014	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

SECURITIES PURCHASE AGREEMENT
This Securities Purchase Agreement (this "Agreement") is dated as of July 28, 2014, among Diana Containerships Inc., a Marshall Islands corporation (the "Company"), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a "Purchaser" and collectively the "Purchasers").
WHEREAS, subject to the terms and conditions set forth in this Agreement, the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, securities of the Company as more fully described in this Agreement.
NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:
ARTICLE I

 DEFINITIONS
Section 1.1                                  Definitions.  In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:
"12 West Purchasers" means, collectively, 12 West Capital Fund LP and 12 West Capital Offshore Fund LP.
"Acquiring Person" has the meaning ascribed to such term in Section 4.4.
"Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date hereof.  For purposes of this Agreement, neither the Company nor any of its Subsidiaries shall be deemed to be an Affiliate of any 12 West Purchaser.
"Agreement" has the meaning ascribed to such term in the Preamble hereof.
"Anti-Corruption Laws" has the meaning ascribed to such term in Section 3.1(aa).
"Available Undersubscription Amount" has the meaning ascribed to such term in Section 4.20.
A Person shall be deemed the "Beneficial Owner" of, and shall be deemed to "Beneficially Own" any securities which such Person beneficially owns, directly or indirectly, for purposes of Section 13(d) of the Exchange Act and Rule 13d-3 thereunder (or any comparable or successor law or regulation).

"Board of Directors" means the board of directors of the Company.
"Brokerage Services Agreement" means the Agreement dated April 9, 2014 between Diana Containerships Inc. and Diana Enterprises Inc.
"Business Day" means a day other than a Saturday, Sunday or other day on which banking institutions in New York, New York are permitted or required by any applicable law to close.
"Closing" means the closing of the purchase and sale of the Securities pursuant to Section 2.1.
"Closing Date" means the day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchasers' obligations to pay the Subscription Amount and (ii) the Company's obligations to deliver the Securities, in each case, have been satisfied or waived, but in no event later than the third Trading Day following the date hereof.
"COE" has the meaning set forth in Section 2.2(a)(ix).
"Commission" means the United States Securities and Exchange Commission.
"Common Stock" means the common stock of the Company, par value $0.01 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.
"Common Stock Equivalents" means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.
"Company" has the meaning ascribed to such term in the Preamble hereof.
"Company Counsel" means Seward & Kissel LLP.
"Company Party" has the meaning ascribed to such term in Section 4.6.
"Disqualification Event" has the meaning ascribed to such term in Section 3.1(hh).
"DSX Loan Agreement" means the Loan Agreement dated May 20, 2013 among Diana Shipping Inc., as lender, Eluk Shipping Company Inc., as borrower, and Diana Containerships Inc., as guarantor.
"DSX Loan Documents" means the DSX Loan Agreement and all other documents executed and/or delivered in connection therewith (including any amendments, supplements and waivers thereof).

"Evaluation Date" has the meaning ascribed to such term in Section 3.1(r).
"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and any successor act.
"GAAP" has the meaning ascribed to such term in Section 3.1(h).
"Indebtedness" of any Person means, without duplication, (i) the principal of and premium (if any) in respect of (a) indebtedness of such Person for money borrowed, and (b) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business); (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including guaranties of such obligations; and (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).
"indemnified party" has the meaning ascribed to such term in Section 4.7(a).
"indemnifying party" has the meaning ascribed to such term in Section 4.7(a).
"Issuer Covered Person" has the meaning ascribed to such term in Section 3.1(hh).
"Knowledge" means, when referring to the "knowledge" of a Person, or any similar phrase or qualification based on knowledge, the actual knowledge of the executive officers (or equivalent) of such Person (or if an individual, the actual knowledge of such individual), and the knowledge that each such Person would have reasonably obtained after making due and appropriate inquiry with respect to the particular matter in question.
"Lien" means a lien, charge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.
"Major Shareholder" means each of (i) Diana Shipping Inc. and (ii) the 12 West Purchasers (considered collectively as one Major Shareholder), together with their respective successors and permitted assigns.
"Material Adverse Effect" means a material adverse effect on the operations, liabilities, assets, business or financial condition of the Company and the Subsidiaries, taken as a whole, except that any of the following, either alone or in combination, shall not be deemed a Material Adverse Effect: (i) any general social, political or economic condition or event, the effects of which are not specific or unique to the Company, including stock market fluctuations, exchange rate fluctuations, or the consequences of the foregoing; (ii) the general condition of the industry in which the Company operates, including any change in such general industry conditions; (iii) effects caused by earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing as of the date hereof; (iv) effects resulting from or relating to the announcement or disclosure of the sale of the Securities or other transactions contemplated by this Agreement; (v) effects caused by any event, occurrence or condition resulting from or relating to the taking of any action as required in accordance with this Agreement; or (vi) effects caused by the taking of any action by any Purchaser, its Affiliates (other than the Company and its Subsidiaries) or its or their successors and assigns with respect to the transactions contemplated by this Agreement, except, in the case of clauses (i), (ii) and (iii) to the extent that the Company is disproportionately affected by such condition, event or change as compared to other Persons engaged in the business in which the Company operates.

"Non-Offering Shareholders" has the meaning ascribed to such term in Section 4.21.
"Notice of Acceptance" has the meaning ascribed to such term in Section 4.20.
"Observer" has the meaning ascribed to such term in Section 4.18.
"Offer" has the meaning ascribed to such term in Section 4.20.
"Offer Period" has the meaning ascribed to such term in Section 4.20.
"Offered Securities" has the meaning ascribed to such term in Section 4.20.
"Offering Shareholder" has the meaning ascribed to such term in Section 4.21.
"Offering Shareholder Notice" has the meaning ascribed to such term in Section 4.21.
"Per Share Purchase Price" means U.S.$2.51.
"Permits" has the meaning ascribed to such term in Section 3.1(n).
"Permitted Transfer" has the meaning ascribed to such term in Section 4.1.
"Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.
"Pre-Notice" has the meaning ascribed to such term in Section 4.20.
"Proceeding" means an action, claim, suit, inquiry, notice of violation, investigation or proceeding (including an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

"Pro Rata Portion" has the meaning ascribed to such term in Section 4.20.
"Public Filing" means the SEC Reports and any Current Report on Form 6-K furnished to the Commission in the last two years prior to the date hereof.
"Purchaser" has the meaning ascribed to such term in the Preamble hereof.
"Purchaser Party" has the meaning ascribed to such term in Section 4.5.
"RBS Loan Documents" means the Facility Agreement dated December 16, 2011 among the Company, the Subsidiaries party thereto, The Royal Bank of Scotland plc, and the financial institutions party thereto, and all other documents executed and/or delivered in connection therewith (including any amendments, supplements and waivers thereof).
"Refused Securities" has the meaning ascribed to such term in Section 4.20.
"Registration Rights Agreement" means the Registration Rights Agreement among the Company and the Purchasers, substantially in the form of Exhibit B attached hereto.
"ROFO Notice Period" has the meaning ascribed to such term in Section 4.21.
"ROFO Offered Securities" has the meaning ascribed to such term in Section 4.21.

"ROFO Offer Notice" has the meaning ascribed to such term in Section 4.21.
"Rule 144" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.
"SEC Reports" has the meaning ascribed to such term in Section 3.1(h).
"Securities" means the shares of Common Stock issued or issuable to any Purchaser pursuant to this Agreement.
"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, and any successor act.
"Shareholder Distribution" has the meaning ascribed to such term in Section 4.21.
"Shareholders Rights Agreement" means that certain Shareholders Rights Agreement dated as of August 2, 2010 between the Company and Mellon Investor Services LLC, as rights agent.
"Shareholders Rights Agreement Amendment" means an amendment to the Shareholders Rights Agreement, in form and substance acceptable to each Purchaser.

"Short Sales" means all "short sales" as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock).
"Subscription Amount" means, as to any Purchaser, the aggregate amount to be paid for Securities purchased hereunder, based on the Per Share Purchase Price, as specified below such Purchaser's name on the signature page of this Agreement and next to the heading "Subscription Amount," in United States dollars and in immediately available funds.
"Subsequent Financing" has the meaning ascribed to such term in Section 4.20.
"Subsequent Financing Notice" has the meaning ascribed to such term in Section 4.20.
"Subsidiary" means any subsidiary of the Company, and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.
"Trading Day" means a day on which the principal Trading Market is open for trading.
"Trading Market" means the Nasdaq Global Select Market (or any successor thereto).
"Transaction Costs" has the meaning ascribed to such term in Section 5.2.
"Transaction Documents" means this Agreement, the Registration Rights Agreement, Shareholders Rights Agreement Amendment and any other documents or agreements executed in connection with the transactions contemplated hereunder.
"Undersubscription Amount" has the meaning ascribed to such term in Section 4.20.
"Vessel" means a vessel set forth on Schedule I hereto.
"Voting Stock" has the meaning ascribed to such term in Section 4.10.
"Waived ROFO Offered Securities" has the meaning ascribed to such term in Section 4.21.
"Waived ROFO Transfer Period" has the meaning ascribed to such term in Section 4.21.

ARTICLE II

 PURCHASE AND SALE

Section 2.1                                  Closing.  On the Closing Date, upon the terms and subject to the conditions set forth herein, substantially concurrent with the execution and delivery of this Agreement by the parties hereto, the Company agrees to sell, and the Purchasers, severally and not jointly, agree to purchase, up to an aggregate of 36,653,386 Securities.  Each Purchaser shall deliver to the Company, via wire transfer funds equal to such Purchaser's Subscription Amount as set forth on the signature page hereto executed by such Purchaser, and the Company shall deliver to each Purchaser its respective Securities set forth on the signature page hereto executed by such Purchaser, and the Company and each Purchaser shall deliver the other items set forth in Section 2.2 deliverable by such party at the Closing.  Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the Closing shall occur at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, or such other location (including remotely by exchange of electronic or .pdf documents) as the parties shall mutually agree.
Section 2.2                                  Deliveries.
(a)            On or prior to the Closing Date, the Company shall deliver or cause to be delivered to each Purchaser the following:
(i)            this Agreement and the Registration Rights Agreement duly executed by the Company;
(ii)            the Shareholders Rights Agreement Amendment duly executed by the parties thereto;
(iii)           a copy of the irrevocable instruction letter to the Company's transfer agent with respect to the Securities purchased by such Purchaser pursuant to this Agreement and, if requested by a Purchaser, a certificate representing the Securities purchased by such Purchaser pursuant to this Agreement;
(iv)           a certificate of the Registrar of Corporations of the Republic of the Marshall Islands, dated within five Business Days of the Closing Date, to the effect that the Company is in good standing;
(v)            cross-receipt executed by the Company and delivered to such Purchaser certifying that it has received the Subscription Amount from such Purchaser as of the Closing Date;
(vi)           a certificate of the Secretary of the Company, on behalf of the Company, certifying as to (i) the articles of incorporation and bylaws of the Company then in effect, (ii) board resolutions, and committee resolutions, if any, authorizing the execution and delivery by the Company of each of the Transaction Documents, the performance by the Company of its obligations thereunder and the consummation by the Company of the transactions contemplated thereby, including the issuance of the Securities and (iii) the incumbency and signatures of the officers or other authorized persons executing the Transaction Documents;
(vii)           a legal opinion of Seward & Kissel LLP, counsel to the Company, substantially in the form of Exhibit A attached hereto;

(viii)      a report from the Company's transfer agent identifying the number  of shares of Common Stock outstanding on the Business Day immediately preceding the Closing Date;
(ix)          certificates of ownership and encumbrance ("COEs") for each Vessel, which certificates shall be dated no earlier than five Business Days prior to the Closing Date;
(x)            a certificate duly executed by an executive officer of the Company, dated as of the Closing Date, certifying as to the matters set forth in Sections 2.3(b)(i), (ii) and (iv).
(b)            On or prior to the Closing Date, each Purchaser shall deliver or cause to be delivered to the Company the following:
(i)            this Agreement and the Registration Rights Agreement duly executed by such Purchaser;
(ii)           a fully completed and duly executed Selling Shareholder Questionnaire in the form agreed between the Company and each Purchaser;
(iii)          such Purchaser's Subscription Amount by wire transfer to the account as specified in writing by the Company; and
(iv)         a cross-receipt executed by such Purchaser and delivered to the Company certifying that it or its agent has received the Securities from the Company as of the Closing Date.
Section 2.3                                  Closing Conditions.
(a)            The obligations of the Company hereunder in connection with the Closing in relation to each Purchaser are subject to the following conditions being met:
(i)            (x) the representations and warranties of each such Purchaser contained in this Agreement that are qualified by materiality or a Material Adverse Effect shall be true and correct when made and as of the Closing Date as if made on and as of the Closing Date (except that any such representations and warranties made as of a specific date shall be required to be true and correct as of such date only) and (y) all other representations and warranties of each such Purchaser shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (except that any such representations and warranties made as of a specific date shall be required to be true and correct in all material respects as of such date only);
(ii)           all obligations, covenants and agreements of each such Purchaser required to be performed at or prior to the Closing Date shall have been performed or waived by the Company;

(iii)          the items set forth in Section 2.2(b) of this Agreement shall have been delivered by each such Purchaser to the Company;
(iv)         no law or regulation shall have been enacted or promulgated, and no action shall have been taken, by any governmental authority of competent jurisdiction that temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of any of the transactions contemplated hereby or makes any of the transactions contemplated hereby illegal; and
(v)           there shall not be pending any Proceeding by any governmental authority or any other Person seeking to restrain, preclude, enjoin or prohibit any transaction contemplated by this Agreement.
(b)            The obligations of each of the respective Purchasers hereunder in connection with the Closing are subject to the following conditions being met:
(i)            (x) the representations and warranties of the Company contained in this Agreement that are qualified by materiality or a Material Adverse Effect shall be true and correct when made and as of the Closing Date as if made on and as of the Closing Date (except that any such representations and warranties made as of a specific date shall be required to be true and correct as of such date only) and (y) all other representations and warranties of the Company shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (except that any such representations and warranties made as of a specific date shall be required to be true and correct in all material respects as of such date only);
(ii)           all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed or waived by each Purchaser;
(iii)          the items set forth in Section 2.2(a) of this Agreement shall have been delivered by the Company to each Purchaser;
(iv)         since the date of this Agreement, no event or series of events shall have occurred that could reasonably be expected to have or to result in a Material Adverse Effect;
(v)          from the date hereof to the Closing Date, trading in the Common Stock shall not have been suspended by the Commission or the Company's Trading Market and no suspension by the Commission or the Trading Market shall have been threatened, as of the Closing Date, either (A) in writing by the Commission or the Trading Market or (B) as a result of the Company falling below the minimum maintenance requirements of the Trading Market, and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any U.S. stock exchange, and no banking moratorium shall have been declared either by the United States or New York State authorities;

(vi)         the Company shall have delivered evidence reasonably satisfactory to each Purchaser that the Company has delivered all notices, made all filings, and obtained all governmental, regulatory and other third party consents, approvals and waivers necessary for the transactions contemplated hereby (including the issuance and sale of the Securities to each Purchaser), including amendments and/or consents under the DSX Loan Documents, the RBS Loan Documents and the Brokerage Services Agreement, in each case in form and substance reasonably satisfactory to each Purchaser;
(vii)        no law or regulation shall have been enacted or promulgated, and no action shall have been taken, by any governmental authority of competent jurisdiction that temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of any of the transactions contemplated hereby or makes any of the transactions contemplated hereby illegal;
(viii)      there shall not be pending any Proceeding by any governmental authority or any other Person seeking to restrain, preclude, enjoin or prohibit any transaction contemplated by this Agreement;
(ix)          the Company and the Board of Directors shall have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover plan or arrangement or provision under the Company's articles of incorporation (or similar charter documents) that is or could become applicable to the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under the Transaction Documents; and
(x)            the Company shall have received gross proceeds from the sale of the Securities to the Purchasers as contemplated hereby of at least U.S.$90,000,000.
ARTICLE III

 REPRESENTATIONS AND WARRANTIES
Section 3.1                                  Representations and Warranties of the Company.  The Company hereby represents and warrants as of the date hereof and as of the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made only as of such date), to each Purchaser as follows:
(a)            Subsidiaries.  All of the direct and indirect subsidiaries of the Company are set forth in the Company's Public Filings.  The Company owns, directly or indirectly, all of the capital stock and other equity interests of each Subsidiary free and clear of any Liens, except those disclosed in the Company's Public Filings, and all of the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.  None of the Subsidiaries' capital stock is subject to preemptive rights or any other similar rights or any Liens.   There is no outstanding security or instrument of any Subsidiary that contains any redemption or similar provision, and there are no contracts, commitments, understandings or arrangements by which any Subsidiary is or may become bound to redeem a security of the Company or any of the Subsidiaries.  There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities.

(b)            Organization and Qualification.  Each of the Company and the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.  Neither the Company nor any Subsidiary is in violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents.  Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a Material Adverse Effect.  No Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.
(c)            Authorization; Enforcement.  The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder.  The execution and delivery of each of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company's shareholders in connection therewith.  Each Transaction Document has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.
(d)            No Conflicts.  The execution, delivery and performance by the Company of the Transaction Documents, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby, and the applications of the proceeds therefrom, do not and will not (i) conflict with or violate or breach any provision of the Company's or any Subsidiary's certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, indenture, mortgage, debt or other instrument (evidencing Indebtedness of the Company or any Subsidiary) or other contract or understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the filing or furnishing of the documents set forth in clauses (i) through (iv) of Section 3.1(e), conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of clause (ii), such as would not reasonably be expected to result in a Material Adverse Effect.
(e)            Filings, Consents and Approvals.  The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents other than (i) the filing with the Commission of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, (ii) filings required by applicable state securities laws, (iii) the filing of any requisite notices and/or application(s) to the Trading Market for the issuance and sale of the Securities, and (iv) the filings or furnishings required in accordance with Section 4.3 of this Agreement.  No approval from the holders of outstanding shares of Common Stock is required by applicable law, the articles of incorporation or bylaws of the Company or the rules of the Trading Market (that are applicable to the Company) in connection with the Company's issuance and sale of the Securities to the Purchasers.
(f)             Issuance of the Securities.  The Securities are duly authorized and, when issued and paid for in accordance with this Agreement will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company.
(g)            Capitalization.  The capitalization of the Company is as set forth in the Public Filings.  Since December 31, 2013, the Company has not issued any capital stock or other equity securities, other than (i) the issuance of 361,442 shares of Common Stock to the executive management pursuant to the Company's stock incentive plans on May 7, 2014 and (ii) the issuance of a total of 1,092,596 shares of Common Stock in "at the market" transaction pursuant the Company's Sales Agreement with Deutsche Bank Securities Inc. dated May 21, 2013.  No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents or otherwise to subscribe for the Securities.  Except as set forth in the Public Filings, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock or Common Stock Equivalents.  The issuance and sale of the Securities will not obligate the Company to issue shares of Common Stock or other securities to any Person and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. All of the outstanding shares of capital stock of the Company are validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. None of the Company's capital stock is subject to preemptive rights or any other similar rights or any Liens. There are no outstanding securities or instruments of the Company that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company is or may become bound to redeem a security of the Company or any of the Subsidiaries except as set forth in the Public Filings.  There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities.  The shares of Common Stock are listed on the Nasdaq Global Select Market, and the Company has not received any notice of delisting.

(h)            SEC Reports; Financial Statements.  The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the "SEC Reports") on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports complied in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved ("GAAP"), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the consolidated results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.
(i)             Material Changes; Undisclosed Events, Liabilities or Developments.  Since December 31, 2013, except as set forth in the Public Filings filed prior to the date hereof, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not altered its method of accounting, (iii) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (iv) the Company has not issued any equity securities to any officer, director or Affiliate, except for issuance of 361,442 shares of Common Stock to the executive management pursuant to the Company's stock incentive plans on May 7, 2014.  The Company does not have pending before the Commission any request for confidential treatment of information.
(j)             No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or could be reasonably expected to exist or occur with respect to the Company, any of the Subsidiaries or their respective business, properties, liabilities, prospects, operations (including results thereof) or condition (financial or otherwise), that could be reasonably likely to have a Material Adverse Effect.
(k)            Litigation.  Except as set forth in the Public Filings, there is no Proceeding pending or, to the Knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties or assets before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign).
(l)             Labor Relations.  No material labor dispute exists or has been threatened or, to the Knowledge of the Company, is imminent with respect to any of the employees of the Company or any Subsidiary.  No executive officer (as defined in Rule 501(f) promulgated under the Securities Act) or other key employee of the Company or any of the Subsidiaries has notified the Company or any such Subsidiary that such officer intends to leave the Company or any such Subsidiary or otherwise terminate such officer's employment with the Company or any such Subsidiary.
(m)            Compliance.  Neither the Company nor any Subsidiary: (i) is in material default under or in material violation of (and no event has occurred that has not been corrected or unconditionally waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived or corrected), (ii) is in violation of any judgment, decree or order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, sanctions, product quality and safety and employment and labor matters, except in the case of clause (ii) and (iii) as would not individually, or in the aggregate, be reasonably expected to result in a Material Adverse Effect.

(n)            Regulatory Permits.  The Company and the Subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses ("Permits"), and neither the Company nor any Subsidiary has received any notice of Proceedings relating to the revocation or modification of any such Permit.
(o)            Title to Assets.  The Company and the Subsidiaries have good and marketable title in fee simple to all real property, if any, owned by them and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for those Liens disclosed in the Company's Public Filings, Liens that do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties.  All real or personal property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance.
(p)            Patents and Trademarks.  The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights necessary or material for use in connection with their respective businesses as described in the SEC Reports.
(q)            Insurance.  The Company and the Subsidiaries are insured by insurers of recognized financial responsibility (which term includes protection and indemnity clubs) against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged.  Neither the Company nor any Subsidiary has been refused any insurance coverage sought or applied for, and neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

(r)             Sarbanes-Oxley; Internal Accounting Controls.  Each of the Company and the Subsidiaries is in material compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 and all applicable rules and regulations promulgated by the Commission thereunder. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company, and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.  The Company's certifying officers have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the Company's most recently filed Annual Report on Form 20-F under the Exchange Act (such date, the "Evaluation Date").  The Company presented in its Annual Report on Form 20-F most recently filed under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Since the Evaluation Date, there have been no changes in the Company's internal control over financial reporting (as such term is defined in the Exchange Act).  The Company is not aware of any failures of such internal accounting controls.
(s)            Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Company or any of the Subsidiaries and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its Exchange Act filings and is not so disclosed.
(t)            Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Securities, will not be or be an Affiliate of, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.  The Company shall conduct its business in a manner so that it will not become an "investment company" subject to registration under the Investment Company Act of 1940, as amended.
(u)            Registration Rights.  Except as set forth in the Public Filings and except for any Purchaser pursuant to the Registration Rights Agreement, no Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company.
(v)            Listing and Maintenance Requirements.  The Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to terminate, or which to its Knowledge is likely to have the effect of terminating, the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration.  The Company is, and has no reason to believe that it will not in the following 12 months from the date hereof continue to be, in compliance with all such listing and maintenance requirements.

(w)            Application of Takeover Protections.  The Company and the Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover plan or arrangement or provision under the Company's articles of incorporation (or similar charter documents) that is or could become applicable to any of the Purchasers as a result of any of the Purchasers and the Company fulfilling their obligations or exercising their rights under the Transaction Documents.
(x)            No Integrated Offering. Assuming the accuracy of the Purchasers' representations and warranties set forth in Section 3.2(b), (c) and (d), neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy, or otherwise negotiated, any security under circumstances that would cause this offering of the Securities to be integrated with any other offerings.
(y)            Solvency.  Based on the consolidated financial condition of the Company and the Subsidiaries as of the Closing Date, after giving effect to the receipt by the Company of the proceeds from the sale of the Securities hereunder, (i) the fair saleable value of the consolidated assets of the Company and the Subsidiaries exceeds the amount that will be required to be paid on or in respect of the Company's and the Subsidiaries' existing Indebtedness and other liabilities (including known contingent liabilities) as they mature, and (ii) the current cash flow of the Company and the Subsidiaries, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of their liabilities when such amounts are required to be paid.  The Company and the Subsidiaries have no Indebtedness or other liabilities other than as set forth in the Company's Public Filings and SEC Reports.  Neither the Company nor any of its Subsidiaries is in breach or default under any agreement, credit facility, indenture, mortgage, debt or other instrument relating to the Indebtedness, and the execution, delivery and performance by the Company of the Transaction Documents and the consummation by it of the transactions contemplated thereby, do not and will not conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any such agreement, credit facility, indenture, mortgage, debt or other instrument.

(z)            Tax Status.  Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company and each Subsidiary (i) has made or filed all applicable United States federal and state income and all foreign income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply.  There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company or of any Subsidiary know of no basis for any such claim.  None of the Company and the Subsidiaries is a Passive Foreign Investment Company within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended.
(aa)            Foreign Corrupt Practices.  Neither the Company nor any Subsidiary, nor to the Knowledge of the Company, any agent or other person acting on behalf of the Company or any Subsidiary, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated in any provision of the Foreign Corrupt Practices Act of 1977, as amended (collectively, "Anti-Corruption Laws").
(bb)         Accountants.  The Company's accounting firm is Ernst & Young (Helas) and this firm has not resigned or been dismissed as independent registered public accountants of the Company as a result of or in connection with any disagreement with the Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. To the Knowledge of the Company, such accounting firm is a registered public accounting firm as required by the Exchange Act.
(cc)          Office of Foreign Assets Control.  Neither the Company nor any Subsidiary nor, to the Company's Knowledge, any director, officer, agent, employee or Affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department, and the Company and the Subsidiaries and, to the Knowledge of the Company, all directors, officers, employees, agents and affiliates of the Company and the Subsidiaries are in compliance with all U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.
(dd)         Money Laundering.  The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with all applicable financial record-keeping and all reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, all applicable money laundering statutes and all applicable rules and regulations thereunder (collectively, the "Money Laundering Laws"), and no Proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.

(ee)          Environmental Matters. Neither the Company nor any of the Subsidiaries (i) is in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, "Environmental Laws"), (ii) is liable for any off-site disposal or contamination pursuant to any Environmental Laws, or (iii) is subject to any claim relating to any Environmental Laws; in each case, which violation, contamination, liability or claim has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and, to the Company's Knowledge, there is no pending or threatened investigation that might lead to such a claim.
(ff)            No Registration.  Assuming the accuracy of the representations and warranties of the Purchasers contained in Section 3.2(b), (c) and (d), the issuance and sale of the Securities pursuant to this Agreement is exempt from registration requirements of the Securities Act, and neither the Company nor, to the Knowledge of the Company, any Person acting on its behalf has taken or will take any action hereafter that would cause the loss of such exemption.
(gg)         No General Solicitation or General Advertising.  Neither the Company nor any Person acting on behalf of the Company has offered or sold any of the Securities by any form of general solicitation or general advertising (within the meaning of Regulation D promulgated under the Securities Act).
(hh)         No Disqualification Events.  None of the Company and its predecessors and affiliated issuers, and the directors, executive officers and other officers of the Company participating in the offering contemplated hereby, the beneficial owners of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, the promoters (as that term is defined in Rule 405 under the Securities Act), if any, connected with the Company in any capacity at the time of sale, and the Persons, if any, that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of Securities (each, an "Issuer Covered Person") is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a "Disqualification Event"), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) under the Securities Act. The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event.  There are no matters that would have triggered disqualification under Rule 506(d)(1) under the Securities Act but occurred before September 23, 2013.

(ii)            Shell Company Status.  The Company is not, and has not been for the last three years, an issuer identified in, or subject to, Rule 144(i) promulgated under the Securities Act.
(jj)            Form F-3 Eligibility. The Company is eligible to use Form F-3 to register the Registrable Securities (as such term is defined in the Registration Rights Agreement) for sale or other disposition by the Purchasers as contemplated by the Registration Rights Agreement, provided, however, that the Purchasers acknowledge and agree that if, as a result of applicable law, rules or regulations (including the rules governing the use of the Form F-3 registration statement or its successor) of the Commission or based upon comments received from the Commission, all of the Registrable Securities to be included in a registration statement on Form F-3 cannot be so included, the Company shall only include in such registration statement the number of Registrable Securities permitted to be so included, pursuant to and in accordance with the Registration Rights Agreement.
(kk)            Brokers and Finders.  Except as set forth on Schedule II hereto, no fees, commissions or other compensation are or will be payable by the Company to any broker, finder, or investment banker with respect to the purchase of the Securities or the consummation of any transaction contemplated by the Transaction Documents.
(ll)            Vessels.  Each Vessel is duly registered in the name of, and wholly-owned by, a Subsidiary, free and clear of all Liens, except as disclosed in the Public Filings and the COE for such Vessel.  Each such Vessel is classed by a classification society which is a full member of the International Association of Classification Societies and is in class with valid class and trading certificates, without any overdue recommendations.
Section 3.2                                 Representations and Warranties of the Purchasers.  Each Purchaser, for itself and for no other Purchaser, hereby severally represents and warrants as of the date hereof and as of the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made only as of such date) to the Company as follows:
(a)            Organization; Authority.  Such Purchaser is an entity duly formed or organized, validly existing and in good standing under the laws of the jurisdiction of its formation or organization (as applicable), with full right, corporate, partnership or limited liability company power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder.  The execution and delivery of the Transaction Documents and performance by such Purchaser of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Purchaser.  Each Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof and thereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)            Understandings or Arrangements.  Such Purchaser understands that the Securities are "restricted securities" and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Securities as principal for its own account and has no direct or indirect arrangement or understandings with any other Persons to distribute or regarding the distribution of such Securities (this representation and warranty not limiting such Purchaser's right to sell the Securities at any time in compliance with applicable federal and state securities laws).  Such Purchaser is acquiring the Securities hereunder in the ordinary course of its business.
(c)            Purchaser Status.  At the time such Purchaser was offered the Securities, it was, and as of the date hereof it is either: (i) an "accredited investor" as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act, (ii) a "qualified institutional buyer" as defined in Rule 144A(a) under the Securities Act, or (iii) both.  Such Purchaser is not required to be registered as a broker-dealer under Section 15 of the Exchange Act.
(d)            Experience of Such Purchaser.  Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment.  Such Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.
(e)            Access to Information.  Such Purchaser acknowledges that it has had the opportunity to review the Public Filings and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and the Subsidiaries and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.
(f)            Independent Investment Decision. Such Purchaser has independently evaluated the merits of its decision to purchase Securities pursuant to the Transaction Documents.  Such Purchaser understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to such Purchaser in connection with the purchase of the Securities constitutes legal, tax or investment advice.  Such Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Securities.

(g)            Reliance on Exemptions.  Such Purchaser understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Purchaser's compliance with, the representations, warranties, agreements, acknowledgements and understandings of such Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the Securities.
(h)            No Governmental Review.  Such Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.
(i)            Short Sales.  Other than consummating the transactions contemplated hereunder, such Purchaser has not, nor to such Purchaser's Knowledge, has any Person acting on behalf of or pursuant to any understanding with such Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Purchaser first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof.  Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser's assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser's assets, the representation and warranty set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities.  Notwithstanding the foregoing, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.
(j)            Confidentiality.  Other than to other parties to this Agreement, and to its advisors, Affiliates, direct or indirect investors and potential direct or indirect investors, such Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction).

(k)            Brokers and Finders.  No fees, commissions or other compensation are or will be payable by such Purchaser to any broker, finder, or investment banker with respect to the purchase of the Securities or the consummation of any transaction contemplated by the Transaction Documents.
(l)            No Disqualification Events.  None of such Purchaser and its predecessors and affiliated issuers, and the promoters (as that term is defined in Rule 405 under the Securities Act) connected with such Purchaser in any capacity at the time of sale is subject to any Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) under the Securities Act. There are no matters that would have triggered disqualification under Rule 506(d)(1) under the Securities Act but occurred before September 23, 2013.
ARTICLE IV

 OTHER AGREEMENTS OF THE PARTIES
Section 4.1                                  Transfer Restrictions.
(a)            Compliance with Laws.  Notwithstanding any other provision of this Article IV, each Purchaser acknowledges that the Securities may be disposed of only pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act, or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and in compliance with any applicable state and federal securities laws.  In connection with any transfer of the Securities other than (i) pursuant to an effective registration statement, (ii) to the Company, or (iii) pursuant to Rule 144 (provided that the relevant Purchaser provides the Company with reasonable assurances (in the form of seller and, if applicable, broker representation letters) that the Securities may be sold pursuant to such rule) (each, a "Permitted Transfer"), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act.  As a condition of transfer, unless the transferee is acquiring securities of the Company pursuant to an effective registration statement or pursuant to Rule 144, any such transferee shall agree in writing to be bound by the terms of this Agreement and the Registration Rights Agreement and shall have the rights of a Purchaser under this Agreement and the Registration Rights Agreement with respect to such transferred Securities from and after the date of such transfer.
(b)            Legends.  All certificates evidencing the Securities, if any, and all statements representing uncertificated Securities, shall bear any legend as required by the "blue sky" laws of any state and a restrictive legend in substantially the following form, until such time as they are not required under Section 4.1(c):
THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS.  THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OR (B) AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY AND ITS TRANSFER AGENT OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT.

(c)            Removal of Legends.  The legend set forth in Section 4.1(b) shall be removed and the Company shall issue a certificate (or issue in an uncertificated form) without such legend or any other legend to the holder of the applicable Securities or to such holder's broker or agent by electronic delivery at the applicable balance account at the Depository Trust Company, upon request by a Purchaser if (i) such Securities are sold pursuant to an effective registration statement under the Securities Act (provided that the relevant holder agrees to only sell such Securities during such time that the registration statement is effective and not withdrawn or suspended, and only as permitted by the registration statement), (ii) such Securities are sold or transferred pursuant to, and in accordance with all applicable requirements of, Rule 144 (including, if applicable, the volume, manner-of-sale and notice filing provisions of Rule 144), or (iii) such Securities are eligible for sale under Rule 144, without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such securities and without volume or manner-of-sale restrictions.
(d)            Agreement.  Each Purchaser, severally and not jointly with the other Purchasers, agrees with the Company that such Purchaser will sell any Securities only pursuant to the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom or in a transaction not subject to the registration requirements of the Securities Act, and in compliance with any applicable state and federal securities laws and agrees further that if Securities are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates representing Securities as set forth in Section 4.1(c) is predicated upon the Company's reliance upon this understanding.
Section 4.2                                  Integration.  The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) in a transaction that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

Section 4.3                                  Securities Laws Disclosure; Publicity.  The Company shall not later than the Trading Day immediately following the date hereof issue a press release disclosing the material terms of the transactions contemplated hereby, and issue a Current Report on Form 6-K (which shall include this Agreement, the Registration Rights Agreement, the Shareholders Rights Agreement Amendment and the amendment to the DSX Loan Agreement as exhibits thereto) disclosing the material terms of the transactions contemplated hereby.  From and after the issuance of such press release, the Company represents that it shall have publicly disclosed all material, non-public information delivered to any of the Purchasers by the Company or any of the Subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents.
Section 4.4                                  Shareholders Rights Plan.  No claim will or may be made or enforced by the Company or, with the consent of the Company, any other Person, that any Purchaser is an "Acquiring Person" (or similar Person) under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement or provision under the Company's articles of incorporation (or similar charter documents) in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement or provision, by virtue of receiving Securities under the Transaction Documents or in connection with a transaction contemplated thereby.  The Company represents that none of the Purchasers will, by execution of the Transaction Documents and consummation of the transactions contemplated thereby, be deemed an "Acquiring Person" or cause a "Triggering Event" pursuant to the Shareholders Rights Agreement, as amended.
Section 4.5                                  Indemnification of Purchasers.  Subject to the provisions of this Section 4.5, the Company will indemnify and hold each Purchaser and its shareholders, members, partners, direct and indirect investors, directors, managers, officers, employees, Affiliates and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the shareholders, members, partners, direct and indirect investors, directors, managers, officers, employees, Affiliates and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a "Purchaser Party") harmless from any and all losses, liabilities, obligations, claims, contingencies, penalties, fees, damages, fines, charges, contingencies, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys' fees and disbursements and costs of investigation, defending or preparing to defend that any such Purchaser Party may suffer or incur (irrespective of whether any such Purchaser Party is a party to the Proceeding for which indemnification hereunder is sought) as a result of or relating to (a) any misrepresentation or any breach of any of the representations, warranties, obligations, covenants or agreements made by the Company in this Agreement or in any other Transaction Document, (b) any Proceeding instituted against a Purchaser Party in any capacity, or any of them or their respective Affiliates, with respect to any of the transactions contemplated by the Transaction Documents (unless such Proceeding is based upon a misrepresentation by such Purchaser or a breach of such Purchaser's representations, warranties, obligations, covenants or agreements under any Transaction Document or any violations by such Purchaser of state or federal securities laws or any conduct by such Purchaser which constitutes fraud, gross negligence or willful misconduct), or (c) any Proceeding brought or made against any Purchaser Party by a third party (including for these purposes a derivative Proceeding brought on behalf of the Company or any Subsidiary) and arising out of or relating to any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities.  The indemnity agreements contained herein shall not be an exclusive remedy but shall be in addition to any cause of action or similar right in law or in equity of any Purchaser Party against the Company or others, and any liabilities the Company may be subject to pursuant to law.

Section 4.6                                  Indemnification of Company.  Each Purchaser, severally and not jointly with the other Purchasers, will indemnify and hold harmless the Company, and its officers, directors, controlling persons, agents, advisors, representatives and employees (each, a "Company Party"), from any and losses, liabilities, obligations, claims, contingencies, penalties, fees, damages, fines, charges, contingencies, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys' fees and disbursements and costs of investigation, defending or preparing to defend  that any such Company Party may suffer or incur (irrespective of whether any such Company Party is a party to the Proceeding for which indemnification hereunder is sought) as a result of or relating to any misrepresentation or any breach of any of the representations, warranties, obligations, covenants or agreements made by such Purchaser in this Agreement or in any other Transaction Document to which it is a party. The indemnity agreements contained herein shall not be an exclusive remedy but shall be in addition to any cause of action or similar right in law or in equity of the Company against such Purchaser or others and any liabilities such Purchaser may be subject to pursuant to law.
Section 4.7                                 Conduct of Indemnification Proceedings; Contribution.
(a)            Promptly after receipt by a Purchaser Party (in accordance with Section 4.5) or a Company Party (in accordance with Section 4.6) of notice of the commencement of any Proceeding thereof made in writing for which the relevant indemnified party may make a claim under Section 4.5 or Section 4.6 (in such capacity an "indemnified party"), such indemnified party shall deliver to the Company or the relevant Purchaser, as applicable (in such capacity, the "indemnifying party") a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel retained by the indemnifying party (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties) except as set forth below; provided, however, that such counsel shall be reasonably satisfactory to the indemnified party.  The failure to deliver written notice to the indemnifying party within a reasonable time following the commencement of any such Proceeding, if not otherwise known by the indemnifying party, shall relieve such indemnifying party of any liability to the indemnified party under Section 4.5 or Section 4.6 to the extent of any material prejudice or forfeiture of substantial rights or defenses resulting therefrom but shall not relieve the indemnifying party of any liability that it may have to any indemnified party otherwise than pursuant to Section 4.5 or Section 4.6.  All fees and expenses incurred by the indemnified party (including any fees and expenses incurred in connection with investigating or preparing to defend such Proceeding) shall be paid to the indemnified party, as incurred, within thirty (30) days of written notice thereof to the indemnifying party so long as such indemnified party shall have provided the indemnifying party with a written undertaking to reimburse the indemnifying party for all amounts so advanced if it is ultimately determined that the indemnified party is not entitled to indemnification under Section 4.5 or Section 4.6, as applicable.  Each indemnified party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be the expenses of such indemnified party unless (i) the indemnifying party has agreed to pay such fees and expenses, (ii) the indemnifying party shall have failed to assume the defense of such Proceeding in a timely manner or (iii) an indemnified party shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or in addition to those available to the indemnifying party (in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such Proceeding on behalf of such indemnified party, it being understood, however, that the indemnifying party shall not, in connection with any one such Proceeding or separate but substantially similar or related Proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one additional firm of attorneys (together with appropriate local counsel) at any time for all such indemnified parties).  No indemnifying party shall be liable to an indemnified party for any settlement of any Proceeding without the written consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed.
(b)            If the indemnification required by Section 4.5 or Section 4.6 from the relevant indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, liabilities, obligations, claims, contingencies, penalties, fees, damages, fines, charges, contingencies, costs or expenses referred to in Section 4.5 or Section 4.6:
(i)            The indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, liabilities, obligations, claims, contingencies, penalties, fees, damages, fines, charges, costs or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, liabilities, obligations, claims, contingencies, damages, penalties, fees, fines, charges, costs and expenses, as well as any other relevant equitable considerations.  The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action has been committed by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action.  The amount paid or payable by a party as a result of the losses, liabilities, obligations, claims, contingencies, penalties, fees, damages, fines, charges, costs and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 4.5 and Section 4.6, all legal and other fees and expenses reasonably incurred by such party in connection with any Proceeding.

(ii)            The parties hereto agree that it would not be just or equitable if contribution pursuant to this Section 4.7(b) were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in Section 4.7(b)(i).  No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.
Section 4.8                                  Listing of Common Stock. The Company hereby agrees to use reasonable commercial efforts to maintain the listing or quotation of the Common Stock on the Trading Market or any other market of The Nasdaq Stock Market or the New York Stock Exchange.
Section 4.9                                  Certain Transactions and Confidentiality. Each Purchaser, severally and not jointly with the other Purchasers, covenants with the Company that neither it nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales of any of the Company's securities during the period commencing with the execution and delivery of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.3.  Each Purchaser, severally and not jointly with the other Purchasers, covenants with the Company that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company (or should be publicly disclosed in accordance with Section 4.3) pursuant to the initial press release as described in Section 4.3, such Purchaser will maintain the confidentiality of the existence and terms of this transaction, except that such Purchaser may disclose the existence and terms of the transactions to its Affiliates and to professionals on a need-to-know basis and to the extent required by law or the rules or regulations of applicable regulatory authorities.  In the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser's assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser's assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.
Section 4.10                               Acquisition of Voting Securities of the Company by 12 West Purchasers.  Each 12 West Purchaser, severally and not jointly with any other Purchasers, agrees with the Company that, for so long as the 12 West Purchasers collectively own Securities constituting ten percent (10%) or more of the outstanding Common Stock, to not and to cause its Affiliates to not, without the consent of the Company: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any Beneficial Ownership of additional shares of voting stock of the Company (collectively, "Voting Stock") (other than the shares of Voting Stock it owns on the date hereof and the Securities contemplated to be purchased by it pursuant to this Agreement) in excess of the amount equal to the sum of (a) the shares of Voting Stock it owns on the date hereof and (b) the Securities contemplated to be purchased by it pursuant to this Agreement; provided, however, that (without limiting the foregoing) if, at any time and from time to time after the Closing, such 12 West Purchasers collectively Beneficially Own less than twenty-two and four-tenths percent (22.4%) of the outstanding Voting Stock solely as a result of any stock split, stock combination, dividend or other distribution, rights offering, reorganization, recapitalization, or similar transaction or any issuance of securities of the Company subsequent to the Closing, each 12 West Purchaser may offer to acquire, agree to acquire and/or acquire, directly or indirectly, by purchase or otherwise, Beneficial Ownership of additional shares of Voting Stock such that the 12 West Purchasers collectively Beneficially Own up to an amount equal to twenty-two and four-tenths percent (22.4%) of the outstanding Voting Stock at the time of such acquisition; (ii) make, or in any way participate, directly or indirectly in any "solicitation" of "proxies" to vote (as such terms are used in the rules of the Commission) Voting Stock; (iii) form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the Exchange Act in order to accomplish any of the foregoing clauses (i) and (ii); or (iv) knowingly advise, assist or encourage any other Person in connection with the foregoing.

For the avoidance of doubt, (A) such 12 West Purchaser may, at any time and from time to time, with the consent of the Company, make open market purchases of additional securities of the Company, (B) the provisions of this Section 4.10 shall not (x) impair in any way the voting rights granted to holders of Common Stock or other securities of the Company or (y) prohibit the acquisition of any securities of the Company pursuant to (1) the exercise of its purchase rights under Section 4.20 or 4.21 hereof or (2) any stock split, stock combination, dividend or other distribution, rights offering, reorganization, recapitalization, or similar transaction and (C) clauses (ii), (iii) and (iv) of this Section 4.10 shall not prohibit or otherwise restrict in any way any actions or arrangements by or between any 12 West Purchaser and its Affiliates, including, without limitation, with respect to the acquisition or disposition of securities of the Company, the voting of securities of the Company or the making of or influencing any other investment decisions in respect thereof or otherwise.
Section 4.11                               Board Nominations.  Each 12 West Purchaser, severally and not jointly with any other Purchasers, agrees with the Company that, for so long as the 12 West Purchasers in aggregate own Securities constituting ten percent (10%) or more of the outstanding Common Stock, it will not nominate any candidate as a potential director to the Board of Directors other than any nominations supported by the Board of Directors.
Section 4.12                               Future Short Sales.  Each Purchaser agrees, severally and not jointly with the other Purchasers, with the Company that it will not and will cause its Affiliates to not engage directly or indirectly in any Short Sales of the Common Stock at any time that such Purchaser holds any Securities.
Section 4.13                              Transfer of Shares by a Purchaser.  Except to the extent prohibited by law, each Purchaser may transfer its Securities and the rights and obligations relating thereto under any Transaction Document to any Person; provided that any proposed permitted transferee must, unless the transferee is acquiring securities of the Company pursuant to an effective registration statement or pursuant to Rule 144, agree in writing to comply with and be bound by the provisions of Sections 4.10, 4.11 and 4.12 hereof.

Section 4.14                              Use of Proceeds.  The Company shall use the net proceeds from the sale of the Securities for general corporate purposes, including acquisitions of new or secondhand vessels for use in the business of the Company as currently conducted.
Section 4.15                              Regulation D Information.  Each Purchaser agrees to provide any reasonable documentation or information regarding itself and its beneficial owners requested by the Company in connection with the provisions under Rule 506(d) of Regulation D under the Securities Act.
Section 4.16                               Ongoing Compliance with Laws.  The Company agrees that it will operate, and will cause its Subsidiaries to operate, and will cause the directors, officers, agents, employees and Affiliates of the Company and the Subsidiaries to operate, the Company and the Subsidiaries at all times in compliance with all applicable Money Laundering Laws, Anti-Corruption Laws and U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.
Section 4.17                               Dividends.  The Company agrees that, commencing with the dividend payable with respect to the Company's second fiscal quarter of 2014 and for not less than four consecutive fiscal quarters thereafter, the Company shall not declare or pay dividends or make any other distributions in respect of its securities in excess of $0.01 per share of Common Stock on an annualized basis; provided, however, that in the event of a material improvement in the container shipping market, the Board of Directors may change the Company's dividend policy to resume the payment of dividends if the Board of Directors determines in good faith that such changed dividend policy is in the best interests of the Company and its shareholders.
Section 4.18                               Board Observer Rights.  The 12 West Purchasers shall have collectively the right to have one representative (the "Observer") present (either in person, telephonically or by videoconference) at all meetings of the Board of Directors and the audit committee thereof, in a non-voting observer capacity.  The Company shall deliver to the Observer advance notice of such meetings in accordance with the Company's by-laws or as otherwise provided to each other director with respect to such meeting as if such Observer were a director.  Any such Observer shall receive from the Company all materials and information delivered or made available to the Board of Directors or the audit committee thereof, as applicable, substantially contemporaneously with the delivery of such materials and information to the members of the Board of Directors or such committee, including copies of all meeting minutes and written consents of the Board of Directors and such committee.  The Company shall reimburse the Observer's expenses in the same manner as directors of the Company are reimbursed.
Section 4.19                               Information Rights.  The Company shall (unless waived in writing by such 12 West Purchaser) deliver to each 12 West Purchaser:

                (a)            as soon as practicable, but in any event within one hundred twenty (120) days after the end of each fiscal year of the Company (i) a consolidated balance sheet as of the end of such year, (ii) consolidated statements of income and cash flows for such fiscal year and (iii) a consolidated statement of stockholders' equity as of the end of such fiscal year, all such financial statements prepared in accordance with GAAP and audited and certified by independent public accountants of internationally recognized standing selected by the Company;
(b)            as soon as practicable, but in any event within ninety (90) days after the end of each of the first three (3) quarters of each fiscal year of the Company, unaudited consolidated statements of income and cash flows for such fiscal quarter, and an unaudited consolidated balance sheet and statement of stockholders' equity as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments and (ii) not contain all notes thereto that may be required in accordance with GAAP);
(c)            as soon as practicable before the end of each fiscal year of the Company, an annual budget for the next fiscal year of the Company in the form currently presented and approved by the Board of Directors; and
(d)            promptly upon their becoming available, copies of: (i) all financial statements, reports, material notices and proxy statements sent or made available generally by the Company to its security holders and creditors acting in such capacity or by any Subsidiary to its security holders and creditors (other than the Company or another Subsidiary of the Company); (ii) all regular and periodic reports and all registration statements and prospectuses, if any, filed by the Company or any of its Subsidiaries with any securities exchange or with the Commission or any governmental or private regulatory authority; (iii) all press releases and other statements made available generally by the Company or any of its Subsidiaries to the public concerning material developments in the business of the Company or any of its Subsidiaries; (iv) any information, documents, or materials provided to the holders of Indebtedness of the Company or any of its Subsidiaries (including under the DSX Loan Documents); and (v) such other information and data with respect to the business, operations, prospects or condition, financial or otherwise, of the Company or any of its Subsidiaries, as from time to time may be reasonably requested by such 12 West Purchaser.
Each of the documents set forth in this Section 4.19 shall be deemed to be delivered to each 12 West Purchaser to the extent that such document is timely publicly filed with the Commission in accordance with applicable law.
Section 4.20                                  Right of First Refusal on Subsequent Financings.  The Company shall not, directly or indirectly, effect any financing of its Common Stock, Common Stock Equivalents or other equity securities (a "Subsequent Financing"), unless the Company shall have first complied with this Section 4.20.

(a)            At least fifteen (15) Business Days prior to the closing of any Subsequent Financing, the Company shall deliver to each Purchaser that owns any Securities a written notice of its intention to effect a Subsequent Financing ("Pre-Notice"), which Pre-Notice shall ask each such Purchaser if it wants to review the details of such financing (such additional notice of details, a "Subsequent Financing Notice").  Upon the written request of any such Purchaser (which request must be delivered to the Company prior to the end of the third (3rd) Business Day after such Purchaser's receipt of the Pre-Notice), and only upon such written request by such Purchaser, for a Subsequent Financing Notice, the Company shall promptly, but no later than one (1) Business Day after such request, deliver to such Purchaser a Subsequent Financing Notice of the proposed or intended issuance, sale or exchange (the "Offer") of securities (the "Offered Securities") in the Subsequent Financing, which notice shall (i) identify and describe the Offered Securities, (ii) describe the price and other terms and conditions upon which they are to be issued, sold or exchanged, the number or amount of the Offered Securities to be issued, sold or exchanged, and the proposed amount and use of proceeds from such Subsequent Financing, (iii) identify the Persons (if known) to which or with which the Offered Securities are to be offered, issued, sold or exchanged and (iv) offer to issue and sell to or exchange with such Purchasers the Offered Securities, allocated among such Purchasers (A) based on each such Purchaser's Pro Rata Portion and (B) with respect to each such Purchaser that elects to purchase its Pro Rata Portion of such Offered Securities, any additional portion of the Offered Securities attributable to the Pro Rata Portions of other Purchasers as such Purchaser shall indicate it is willing to purchase or acquire should any other such Purchasers subscribe for less than their respective Pro Rata Portions (the "Undersubscription Amount").  Such Purchasers shall have the right to participate as set forth above in any Subsequent Financing to the extent of 100% of such Subsequent Financing.  For purposes hereof, "Pro Rata Portion" of a participating Purchaser means, at any time of determination, the ratio of (x) the number of shares of Common Stock owned at such time by such participating Purchaser (including all shares of Common Stock then issuable (directly or indirectly) upon conversion, exchange and/or exercise, as applicable, of any Common Stock Equivalents then held by such participating Purchaser) and (y) the aggregate number of shares of Common Stock owned at such time by all participating Purchasers (including all shares of Common Stock then issuable (directly or indirectly) upon conversion, exchange and/or exercise, as applicable, of any Common Stock Equivalents then held by such participating Purchasers).
(b)            To accept an Offer, in whole or in part, any such Purchaser must deliver a written notice to the Company prior to the end of the tenth (10th) Business Day after such Purchaser's receipt of the Subsequent Financing Notice (the "Offer Period"), setting forth the portion of such Purchaser's Pro Rata Portion that such Purchaser elects to purchase and, if such Purchaser shall elect to purchase all of its Pro Rata Portion, the Undersubscription Amount, if any, that such Purchaser elects to purchase (in either case, the "Notice of Acceptance").  If the Pro Rata Portions subscribed for by all such Purchasers are less than the total of all of the Pro Rata Portions, then each such Purchaser who has set forth an Undersubscription Amount in its Notice of Acceptance shall be entitled to purchase, in addition to the Pro Rata Portion subscribed for, the Undersubscription Amount it has subscribed for; provided, however, that if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Pro Rata Portions and the Pro Rata Portions subscribed for (the "Available Undersubscription Amount"), each such Purchaser who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Pro Rata Portion of such Purchaser bears to the total Pro Rata Portions of all Purchasers that have subscribed for Undersubscription Amounts, subject to rounding by the Company to the extent its deems reasonably necessary.

(c)            The Company shall have fifteen (15) Business Days from the expiration of the Offer Period above to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by such Purchasers (the "Refused Securities"), but only to the offerees described in the Subsequent Financing Notice (if so described therein) and only upon terms and conditions (including, without limitation, unit prices and dividend or interest rates) that are not more favorable to the acquiring Person or Persons or less favorable to the Company than those set forth in the Subsequent Financing Notice.
(d)            In the event the Company shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in Section 4.20(c) above), then each such Purchaser may, at its sole option and in its sole discretion, reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that such Purchaser elected to purchase pursuant to Section 4.20(b) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Company actually proposes to issue, sell or exchange (including Offered Securities to be issued or sold to Purchasers pursuant to Section 4.20(b) above prior to such reduction) and (ii) the denominator of which shall be the original number or amount of the Offered Securities.  In the event that any such Purchaser so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Company may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Purchasers in accordance with Section 4.20(a) above.
(e)            Upon the closing of the issuance, sale or exchange of all or less than all of the Refused Securities, the participating Purchasers shall acquire from the Company, and the Company shall issue to such Purchasers, the number or amount of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to Section 4.20(d) above if any such Purchasers have so elected, upon the terms and conditions specified in the Subsequent Financing Notice.  The purchase by any such Purchasers of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and such Purchasers of a purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to such Purchasers and their respective counsel.
(f)            Any Offered Securities not acquired by the Purchasers or other Persons in accordance with the foregoing provisions of this Section 4.20 may not be issued, sold or exchanged until they are again offered to the Purchasers under the procedures specified herein.

(g)            Notwithstanding the foregoing, this Section 4.20 shall not apply in respect of the issuance of (i) shares of Common Stock or options to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose and (ii) securities upon the exercise or conversion of any convertible securities, options or warrants issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of shares of Common Stock issuable thereunder or to lower the exercise or conversion price thereof.
Section 4.21                       Right of First Offer.  Subject to the terms and conditions specified in this Section 4.21, if any Major Shareholder (an "Offering Shareholder") proposes to transfer in any privately negotiated block sale of Securities constituting ten percent (10%) or more of the outstanding Common Stock (a "Block Sale") in a manner other than pursuant to a Permitted Transfer (the "ROFO Offered Securities"), to any unaffiliated third party, each of Major Shareholders other than the Offering Shareholder (the "Non-Offering Shareholders") shall have a right of first offer such that each time such Offering Shareholder proposes to so transfer any such ROFO Offered Securities, the Offering Shareholder shall, unless it obtains the prior written consent of the Non-Offering Shareholders, first make an offering of such ROFO Offered Securities to the Non-Offering Shareholders, in accordance with the following provisions of this Section 4.21.
(a)            Offer Notice. The Offering Shareholder shall give written notice (the "Offering Shareholder Notice") to the Non-Offering Shareholders, stating its bona fide intention to transfer the ROFO Offered Securities and specifying the number of ROFO Offered Securities and the material terms and conditions, including the price, pursuant to which the Offering Shareholder proposes to transfer the ROFO Offered Securities.  The Offering Shareholder Notice shall constitute the Offering Shareholder's offer to transfer the ROFO Offered Securities to the Non-Offering Shareholder, which offer shall be irrevocable for a period of forty-eight (48) hours from delivery thereof (the "ROFO Notice Period").  By delivering the Offering Shareholder Notice, the Offering Shareholder represents and warrants to the Non-Offering Shareholder, that (x) the Offering Shareholder has full right, title and interest in and to the ROFO Offered Securities, (y) the Offering Shareholder has all the necessary power and authority and has taken all necessary action to sell such ROFO Offered Securities as contemplated by this Section 4.21, and (z) the ROFO Offered Securities are free and clear of any and all liens other than those arising as a result of or under the terms of this Agreement.
(b)            Exercise of Right of First Offer. Upon receipt of the Offering Shareholder Notice, each Non-Offering Shareholder shall have until the end of the ROFO Notice Period to offer to purchase all of the ROFO Offered Securities by delivering a written notice (a "ROFO Offer Notice") to the Offering Shareholder stating that it offers to purchase all of the ROFO Offered Securities on the terms specified in the Offering Shareholder Notice.  Any ROFO Offer Notice so delivered shall be binding upon delivery and irrevocable.  If the Non-Offering Shareholder does not deliver a ROFO Offer Notice to the Offering Shareholder during the ROFO Notice Period, it shall be deemed to have waived its rights to purchase the ROFO Offered Securities under this Section 4.21, and the Offering Shareholder shall thereafter be free to transfer the ROFO Offered Securities to any unaffiliated third party without any further obligation to the Non-Offering Shareholder pursuant to this Section 4.21.
(c)            Consummation of Sale.  The Offering Shareholder may, during the ninety (90) day period following the expiration of the ROFO Notice Period (the "Waived ROFO Transfer Period"), transfer any or all of the remaining ROFO Offered Securities not subject to a ROFO Offer Notice delivered in accordance with Section 4.21(b) (the "Waived ROFO Offered Securities") to an unaffiliated third party on pricing terms not materially more favorable to that party than those set forth in the Offering Shareholder Notice (it being agreed that a per security price that varies less than 10% from that set forth in the Offering Shareholder Notice shall not be deemed to be "materially more favorable" to that third party). If the Offering Shareholder does not transfer the Waived ROFO Offered Securities within such period or, if such transfer is not consummated within the Waived ROFO Transfer Period, each Major Shareholder's right of first offer provided hereunder shall be deemed to be revived with respect to such Waived ROFO Offered Securities and the Waived ROFO Offered Securities shall not be offered to any unaffiliated third party in a Block Sale unless first re-offered to the Non-Offering Shareholders in accordance with this Section 4.21.
(d)            Right of First Offer Exceptions.  Notwithstanding anything herein to the contrary, (i) the provisions of this Section 4.21 shall not apply with respect to the proposed transfer of the Securities by any Major Shareholder to its shareholders, partners or members by way of a distribution or otherwise on a pro-rata basis (a "Shareholder Distribution") or to any of its Affiliates and (ii) for the avoidance of doubt, any Major Shareholder may transfer all or any portion of its Securities, at any time and from time to time, in a Permitted Transfer without any restriction under this Section 4.21, including, without limitation, pursuant to any public offering or underwritten offering or as otherwise contemplated by any registration statement covering such Securities.

(e)            Cooperation. Each Major Shareholder shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 4.21 including, without limitation, entering into agreements and delivering certificates (if the Securities are certificated) and instruments and consents as may reasonably be deemed necessary or appropriate by the participants in such sale.
(f)            Closing.  At the closing of any sale and purchase to a purchasing Non-Offering Shareholder pursuant to this Section 4.21, the Offering Shareholder shall deliver to the purchasing Non-Offering Shareholder who has complied with the terms hereof, a certificate or certificates representing the ROFO Offered Securities to be sold (if such Securities are certificated), accompanied by stock powers with signatures guaranteed and all necessary stock transfer taxes paid and stamps affixed, if necessary, against receipt of the cash purchase price therefor from the purchasing Non-Offering Shareholder by wire transfer of immediately available funds.
Section 4.22                               Equal Treatment of Purchasers.  No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration is also offered to all of the parties to the Transaction Documents. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser, and is intended for the Company to treat the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.
ARTICLE V

 MISCELLANEOUS
Section 5.1                                 Termination.  This Agreement may be terminated by each Purchaser as to its obligations hereunder only and without any effect whatsoever on the obligations between any of the other parties, by written notice to the other parties, if the Closing has not been consummated on or before 14 days from the date hereof; provided, however, that no such termination will affect the right of any party hereto to sue for breach by the other party (or parties) hereto.
Section 5.2                                  Fees and Expenses.  The Company shall bear its own costs and expenses incurred by it in connection with negotiating and documenting the terms of the Transaction Documents (including the fees, commissions or other compensation of any brokers, finders or investment bankers) and, at the Closing, the Company shall pay all transaction expenses, including reasonable attorneys' fees and disbursements, incurred by each of the Purchasers in connection with negotiating and documenting the terms of the Transaction Documents ("Transaction Costs"), provided that the Company shall not be required to pay the attorneys' fees of any one Purchaser in an amount greater than $50,000 (it being acknowledged that, solely for purposes of the proviso to this Section 5.2, (i) the 12 West Purchasers shall be collectively considered "one Purchaser" and (ii) the other Purchasers shall be collectively considered "one Purchaser").
Section 5.3                                 Entire Agreement.  The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties hereto acknowledge have been merged into such documents, exhibits and schedules.

Section 5.4                                  Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via email or facsimile at the email address or facsimile number set forth on the signature pages attached hereto prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via email or facsimile at the email address or facsimile number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party hereto to whom such notice is required to be given.  The address for such notices and communications shall be as set forth on the signature pages attached hereto.
Section 5.5                                  Amendments; Waivers.  No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and each Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party hereto to exercise any right hereunder in any manner impair the exercise of any such right.
Section 5.6                                  Headings.  The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.
Section 5.7                                  Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns.  The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser.  Subject to Section 4.13, any Purchaser may assign any or all of its rights and obligations under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities.
Section 5.8                                  No Third-Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person (other than the Purchaser Parties and Company Parties as set forth in Sections 4.5, 4.6 and 4.7).
Section 5.9                                  Governing Law; Jurisdiction; Consent to Service of Process.  This Agreement shall be governed by the laws of the State of New York without giving effect, to the extent permitted by applicable law, to any conflict of law principles that would result in the application of any other law.  Each party hereto agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by the Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) may be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan. Each party hereto hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and, to the extent permitted by applicable law, hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Proceeding is improper or is an inconvenient venue for such Proceeding.  Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.  Notwithstanding the foregoing, the Company hereby irrevocably appoints Seward & Kissel LLP as agent for service of process and consents to process being served by or on behalf of any Purchaser in any Proceeding of the nature referred to in this Section 5.9 by mailing a copy thereof by registered or certified or priority mail, postage prepaid, return receipt requested, or delivering a copy thereof in the manner for delivery of notices specified in Section 5.4, to Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, Attn: Edward Horton for the purpose of accepting service of any process in the United States on behalf of the Company. The Company hereby agrees that such service upon receipt (i) shall be deemed in every respect effective service of process upon it in any such Proceeding and (ii) shall, to the fullest extent permitted by applicable law, be taken and held to be valid personal service upon and personal delivery to it. Notices hereunder shall be conclusively presumed received as evidenced by a delivery receipt furnished by the United States Postal Service or any reputable commercial delivery service.

Section 5.10                              WAIVER OF JURY TRIAL.  IN ANY PROCEEDING IN ANY JURISDICTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT AND BROUGHT BY ANY PARTY HERETO AGAINST ANY OTHER PARTY HERETO, EACH OF THE PARTIES HERETO KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.
Section 5.11                               Survival.  The representations and warranties contained in Article III hereof and the agreements set forth in Article IV hereof shall survive the Closing and the delivery of the Securities.
Section 5.12                               Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party hereto and delivered to the other party hereto, it being understood that both parties need not sign the same counterpart.  The delivery of an executed counterpart of the signature page to this Agreement by telecopier or electronic mail shall be effective as delivery of an original executed counterpart of this Agreement.
Section 5.13                               Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties hereto that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.
Section 5.14                               Independent Nature of Purchasers' Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under any Transaction Document. The decision of each Purchaser to purchase Securities pursuant to the Transaction Documents has been made by such Purchaser independently of any other Purchaser and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any Subsidiary which may have been made or given by any other Purchaser or by any agent or employee of any other Purchaser, and no Purchaser or any of its agents or employees shall have any liability to any other Purchaser relating to or arising from any such information, materials, statement or opinions. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser acknowledges that no other Purchaser has acted as agent for such Purchaser in connection with making its investment hereunder and that no other Purchaser will be acting as agent of such Purchaser in connection with monitoring its investment in the Securities or enforcing its rights under the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights, including the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers.

Section 5.15                               Saturdays, Sundays, Holidays, etc.  If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.
Section 5.16                              Construction. The parties hereto agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents.  In addition, each and every reference to share prices and shares of Common Stock in this Agreement shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the date of this Agreement. All references in this Agreement to Articles and Sections are to articles and sections of this Agreement, unless otherwise indicated.  The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation."
Section 5.17                               Knowledge.  The rights of each Purchaser to indemnification or any other remedy under this Agreement shall not be impacted or limited by any knowledge that such Purchaser may have acquired, or could have acquired, whether before or after the Closing Date, nor by any investigation or due diligence by such Purchaser. The Company hereby acknowledges that, regardless of any investigation made (or not made) by or on behalf of each Purchaser, and regardless of the results of any such investigation, each Purchaser has entered into this transaction in express reliance upon the representations, warranties and covenants of the Company made in this Agreement.

(Signature Pages Follow)

IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed by its authorized signatory as of the date first indicated above.

DIANA CONTAINERSHIPS INC.

By:	/s/ Anastasios Margaronis
Name: Anastasios Margaronis
Title: Director and President

Address:
c/o Unitized Ocean Transport Limited
Pendelis 18
175 64 Palaio Faliro
Athens, Greece
	Attention:	Anastasios Margaronis
	Facsimile:	30-216-600-2599
	Email:	amargaronis@dcontainerships.com

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOR EACH PURCHASER FOLLOWS]

IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed by its authorized signatory as of the date first indicated above.

12 WEST CAPITAL FUND LP

By:	12 West Capital GP LLC, its General Partner

By:	/s/ Joel Ramin
Name: Joel Ramin
Title: Member

Address for Notice of Purchaser:

c/o 12 West Capital Management LP 90 Park Avenue, 41st Floor New York, NY 10016
Attention:	Charles Levy
Facsimile:	(646) 219-2834
Email:	clevy@12westcap.com

With a copy (which shall not constitute notice) to:

Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020
Attention:	Peter D. Greene and Seth T. Goldsamt
Facsimile:	212 262 7402
Email:	pgreene@lowenstein.com
sgoldsamt@lowenstein.com

Address for Delivery of Securities for Purchaser (if not same as address for notice):

Subscription Amount: $26,492,000.82
Securities: 10,554,582

EIN Number:

IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed by its authorized signatory as of the date first indicated above.

12 WEST CAPITAL OFFSHORE FUND LP

By:	12 West Capital GP LLC, its General Partner

By:	/s/ Joel Ramin
Name: Joel Ramin
Title: Member

Address for Notice of Purchaser:

c/o 12 West Capital Management LP 90 Park Avenue, 41st Floor New York, NY 10016
Attention:	Charles Levy
Facsimile:	(646) 219-2834
Email:	clevy@12westcap.com

With a copy (which shall not constitute notice) to:

Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020
Attention:	Peter D. Greene and Seth T. Goldsamt
Facsimile:	212 262 7402
Email:	pgreene@lowenstein.com
sgoldsamt@lowenstein.com
Address for Delivery of Securities for Purchaser (if not same as address for notice):

Subscription Amount: $13,507,999.23
Securities: 5,381,673

EIN Number:

IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed by its authorized signatory as of the date first indicated above.

DIANA SHIPPING INC.

By:	/s/ Simeon Palios
Name: Simeon Palios
Title: Director, Chief Executive Officer and Chairman of the Board

Address for Notice of Purchaser:

Diana Shipping Inc. c/o Diana Shipping Services S.A. Pendelis 16 175 64 Palaio Faliro Athens, Greece
Attention:	Ioannis Zafirakis
Facsimile:	30-210-9470-101
Email:	izafirakis@dianashippinginc.com

Address for Delivery of Securities for Purchaser (if not same as address for notice):

Subscription Amount: $40,000,000.05
Securities: 15,936,255
EIN Number: ____________________________________

IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed by its authorized signatory as of the date first indicated above.

Taracan Investments S.A.

By:	/s/ Simeon Palios
Name:	Simeon Palios
Title:	Director and President

Address for Notice of Purchaser:

c/o Unitized Ocean Transport Limited Pendelis 18 175 64 Palaio Faliro Athens, Greece
Attention:	Simeon Palios
Facsimile:	30-216-600-2599

Address for Delivery of Securities for Purchaser (if not same as address for notice):

Subscription Amount: $10,000,000.64
Securities: 3,984,064
EIN Number: ____________________________________

IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed by its authorized signatory as of the date first indicated above.

4 Sweet Dreams S.A.

By:	/s/ Semiramis Paliou
Name:	Semiramis Paliou
Title:	Director and President

Address for Notice of Purchaser:

c/o Unitized Ocean Transport Limited Pendelis 18 175 64 Palaio Faliro Athens, Greece

Attention:	Simeon Palios
Facsimile:	30-216-600-2599

Address for Delivery of Securities for Purchaser (if not same as address for notice):

Subscription Amount: $999,999.06
Securities: 398,406

EIN Number: ____________________________________

IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed by its authorized signatory as of the date first indicated above.

/s/ Ioannis Zafirakis
Ioannis Zafirakis

Address for Notice of Purchaser:

c/o Unitized Ocean Transport Limited Pendelis 18 175 64 Palaio Faliro Athens, Greece
Attention:	Ioannis Zafirakis
Facsimile:	30-216-600-2599
Email:	izafirakis@dcontainerships.com

Subscription Amount: $499,999.53
Securities: 199,203

EIN Number: ____________________________________

IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed by its authorized signatory as of the date first indicated above.

/s/ Andreas Michalopoulos
Andreas Michalopoulos

Address for Notice of Purchaser:

c/o Unitized Ocean Transport Limited Pendelis 18 175 64 Palaio Faliro Athens, Greece
Attention:	Andreas Michalopoulos
Facsimile:	30-216-600-2599
Email:	amichalopoulos@dcontainerships.com

Address for Delivery of Securities for Purchaser (if not same as address for notice):

Subscription Amount: $499,999.53
Securities: 199,203
EIN Number: ____________________________________

Schedule I

Vessels

SAGITTA
CENTAURUS
CAP DOMINGO
CAP DOUKATO
APL GARNET
HANJIN MALTA
PUELO
PUCON

Schedule II

Brokers

None.

EXHIBIT A

FORM OF OPINION

EXHIBIT B

REGISTRATION RIGHTS AGREEMENT

Exhibit 99.2

REGISTRATION RIGHTS AGREEMENT
This REGISTRATION RIGHTS AGREEMENT (this "Agreement") is entered into as of July 28, 2014, by and among Diana Containerships Inc., a Marshall Islands corporation (together with its successors, the "Company"), 12 West Capital Fund LP ("12 West CF"), 12 West Capital Offshore Fund LP ("12 West COF" and, together with 12 West CF, the "12 West Holders"), Diana Shipping Inc. ("DSX"), Taracan Investments S.A., 4 Sweet Dreams S.A., Andreas Michalopoulos and Ioannis Zafirakis (Taracan Investments S.A., 4 Sweet Dreams S.A., Andreas Michalopoulos, Ioannis Zafirakis, DSX and the 12 West Holders, together with their respective successors and permitted assigns, and subject to the additional terms provided for such definition in Section 1 hereof, the "Holders" and each, a "Holder").
Recitals
WHEREAS, the Company and the Holders have entered into that certain Securities Purchase Agreement dated as of July 28, 2014 (as amended from time to time, the "Purchase Agreement"), pursuant to which the Holders have agreed to acquire shares of Common Stock;
WHEREAS, in order to induce the Holders to consummate the transactions contemplated by the Purchase Agreement, the Company has agreed to grant independently to the Holders the registration rights set forth in this Agreement.
NOW, THEREFORE, the parties hereto, in consideration of the foregoing, the mutual covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, hereby agree as follows:
Section 1.                          Definitions.
As used in this Agreement, the following capitalized defined terms shall have the following meanings:
"12 West Holders" has the meaning set forth in the Preamble hereof and includes their successors and permitted assigns.
"Affiliate" means, in regard to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, "control" (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
"Agent" means the principal placement agent on an agented placement of Registrable Securities.
"Agreement" has the meaning set forth in the Preamble hereof.
"Approved Underwriters" means any of the following or their respective successors or Affiliates: Barclays Capital Inc.; Citigroup Global Markets Inc.; Credit Suisse Securities (USA)

LLC; Deutsche Bank Securities Inc.; Goldman, Sachs & Co.; Jefferies LLC; J.P. Morgan Securities LLC; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Morgan Stanley & Co. LLC; RBC Capital Markets LLC; Stifel, Nicolaus & Company, Incorporated; UBS Securities LLC; and Wells Fargo Securities LLC.
"Business Day" means a day other than a Saturday, Sunday or other day on which banking institutions in New York, New York are permitted or required by any applicable law to close.
"Commission" means the United States Securities and Exchange Commission.
"Common Stock" means the common stock of the Company, par value $0.01 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.
"Company" has the meaning set forth in the Preamble hereof.
"Company Registration Statement" has the meaning set forth in Section 2(b).
"Cutback" has the meaning set forth in Section 2(a).
"DSX" has the meaning set forth in the Preamble hereof.
"Event" has the meaning set forth in Section 2(e).
"Event Date" has the meaning set forth in Section 2(e).
"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor act.
"FINRA" means the Financial Industry Regulatory Authority.
"Holdback Period" has the meaning set forth in Section 4(d).
"Holder(s)" has the meaning set forth in the Preamble hereof, and shall include the transferee of any or all of such Person's Registrable Securities acquiring rights in accordance with Section 8(j) hereof whenever such Person owns of record Registrable Securities.  If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company may act upon the basis of the instructions, notice or election received from the registered owner of such Registrable Securities.
"Major Holder" means each of (i) DSX and (ii) the 12 West Holders (considered collectively as one Major Holder), together with their respective successors and permitted assigns.
"Other Permitted Restrictions" has the meaning set forth in Section 2(a).

"Person" means an individual, partnership, corporation, limited liability company, trust, estate, or unincorporated organization, or other entity, or a government or agency or political subdivision thereof.
"Piggyback Registration" has the meaning set forth in Section 2(b).
"Prospectus" means the prospectus included in a registration statement, including any preliminary prospectus, and any such prospectus as amended or supplemented by any prospectus supplement or free-writing prospectus with respect to the terms of the offering of any portion of the Registrable Securities covered by a registration statement, and by all other amendments and supplements to such prospectus, including post-effective amendments, and in each case including all material incorporated by reference therein.
"Purchase Agreement" has the meaning set forth in the Recitals hereof.
"Registrable Securities" means (i) the shares of Common Stock issued and sold pursuant to the Purchase Agreement and any other shares of Common Stock held by any 12 West Holder as of the date hereof; (ii) any securities issued pursuant to a stock split, dividend or combination, or a reclassification of, or in substitution for, any such shares; and (iii) any securities issued in exchange for or in substitution of such shares in any merger, combination or reorganization of or similar transaction involving the Company.  For purposes of this Agreement, a Person will be deemed to be a holder of Registrable Securities whenever such Person has the then-existing right to acquire such Registrable Securities (by exchange, purchase or otherwise), whether or not such acquisition has actually been effected, provided, however, that each Registrable Security shall be deemed to have only one Holder for purposes of this Agreement.
"Registration Expenses" means the expenses to be borne by the Company pursuant to Section 5 of this Agreement.
"Registration Statement" means any registration statement of the Company pursuant to the requirements of the Securities Act which covers the issuance or resale of the Registrable Securities (including a registration statement registering for sale any Registrable Securities pursuant to a Piggyback Registration) on such form as the Company is eligible to use under Rule 415, or any similar rule that may be adopted by the Commission, and all amendments and supplements to such registration statement, including post-effective amendments, in each case including any Prospectus, all exhibits thereto and all materials incorporated by reference therein, and including any information deemed to be a part thereof as of the time of effectiveness pursuant to Rule 430A, 430E or 430C.
"Requested Underwritten Offering" has the meaning set forth in Section 2(d) hereof.
"Rule 144," "Rule 144A," "Rule 145," "Rule 158," "Rule 415," "Rule 424," "Rule 430A," "Rule 430C," "Rule 430E," "Rule 433" or "Rule 461" means Rule 144, Rule 144A, Rule 145, Rule 158, Rule 415, Rule 424, Rule 430A, Rule 430C, Rule 430E, Rule 433 and Rule 461, respectively, promulgated under the Securities Act, and any successor rule or regulation under the Securities Act.

"Securities Act" means the Securities Act of 1933, as amended from time to time, and any successor act.
"Selling Holder" means, with respect to a specified Registration Statement pursuant to this Agreement, any Holder whose Registrable Securities are included in such Registration Statement.
"Third Party" has the meaning set forth in Section 2(b).
"Third-Party Registration Statement" has the meaning set forth in Section 2(b).
"Trading Day" means any day on which the Common Stock is traded on the principal securities exchange or securities market on which the Common Stock is then traded; provided that "Trading Day" shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time).
"Transfer" means and includes the act of selling, giving, transferring, creating a trust (voting or otherwise), assigning or otherwise disposing of (other than pledging, hypothecating or otherwise transferring as security or any transfer upon any merger or consolidation) (and correlative words shall have correlative meanings); provided, however, that any transfer or other disposition upon foreclosure or other exercise of remedies of a secured creditor after an event of default under or with respect to a pledge, hypothecation or other transfer as security shall constitute a Transfer.
"Underwriters' Representative" means the managing underwriter, or, in the case of a co-managed underwriting, the managing underwriter designated as the Underwriters' Representative by the co-managers.
"Underwritten Offering" has the meaning set forth in Section 4(d) and shall include a Requested Underwritten Offering.
"Violation" has the meaning set forth in Section 6(a)(i).
"VWAP" means volume-weighted average price.
Section 2.                          (a) (1) Shelf Registration Statement.  Not later than thirty (30) days after the date hereof, the Company shall prepare and file with the Commission a Registration Statement on Form F‑3 (or, if Form F‑3 is not then available to the Company, on such form of Registration Statement as is then available to effect a registration for resale of the Registrable Securities in a secondary offering) providing for the sale by the Holders (or their donees, pledgees, transferees or other successors-in-interest) of the Holders' Registrable Securities.  The Company will use its commercially reasonable best efforts to cause such Registration Statement to be declared effective by the Commission within one hundred twenty (120) days after the date hereof. The Company agrees to use its best efforts to keep the Registration Statement continuously effective with respect to all Registrable Securities of such Holder or Holders for a period expiring on the earlier of (x) the date on which all of such Holder's Registrable Securities have been sold pursuant to the Registration Statement, and (y) when all Registrable Securities may be resold pursuant to Rule 144 without any volume or manner of sale limitations, and further agrees during such period to supplement or amend the Registration Statement, if and as required by the rules, regulations or instructions applicable to the registration form used by the Company for such Registration Statement or by the Securities Act or by any other rules and regulations thereunder for a shelf registration to the extent necessary to ensure that it is available for resales by the Holders of the Registrable Securities (or, if necessary, file a new Registration Statement providing for the sale by the Holders (or their donees, pledgees, transferees or other successors-in-interest) of the Holders' Registrable Securities).  Notwithstanding the foregoing, the Company shall be permitted to suspend the use of any then effective Registration Statement if the Chief Executive Officer or the Chief Financial Officer of the Company certifies to the Holders in writing of (i) the existence of circumstances relating to a material pending development, including the need to update or modify financial information or a pending or contemplated material acquisition or merger or other material transaction or event, which would require additional disclosure by the Company in the Registration Statement of previously non-public material information which the Company in its good faith judgment has a bona fide business purpose for keeping confidential and the nondisclosure of which in the Registration Statement might cause the Registration Statement to fail to comply with applicable disclosure requirements, or (ii) the unavailability of financial statements required by Form F-3 or such other form of Registration Statement as the Company is eligible to use; provided, however, that the Company may not delay, suspend or withdraw a Registration Statement more than ninety (90) days in the aggregate during any period of twelve (12) consecutive months pursuant to this Section 2(a)(1); and provided, further, that the Holders acknowledge and accept that in addition to the 90 days referenced above, they may not be permitted to sell their Registrable Securities even after such a Registration Statement is filed and effective as a result any Holdback Periods (collectively, "Other Permitted Restrictions").  The Company is not required to file a separate Registration Statement, but may file one Registration Statement covering the Registrable Securities held by more than one Holder.  If, as a result of applicable law or based upon comments received by the Commission, all of the Registrable Securities to be included in the Registration Statement cannot be so included (a "Cutback"), then the Company shall only include in the Registration Statement the number of Registrable Securities permitted to be so included (allocated pro rata among the Holders based on the relative number of such Registrable Securities then held by each such Holder) and the Company shall thereafter prepare and file additional Registration Statements as soon as permitted to register for resale any Registrable Securities previously omitted from the Registration Statement, provided that any provision of this Section 2(a) requiring that a Registration Statement be declared effective within 120 days after the date hereof or receipt of the applicable demand notice shall not apply to such additional Registration Statements for such omitted Registrable Securities so long as the Company uses its best efforts to have the Registration Statement for such Registrable Securities filed with and declared effective by the Commission as soon as possible, and any such failure to register for resale any such Registrable Securities due to a Cutback shall not count towards the 90 days referenced above.  In no event shall the Company name, or agree to name, any Holder as an underwriter in any Registration Statement without the prior written consent of such Holder.  The Company understands and agrees that the effectiveness of the Registration Statement may be required to be maintained for greater than three (3) years.

(2)            Demand Registration.  At any time and from time to time after the date hereof, each of the Major Holders may make up to three (3) demands for the Company to register under the Securities Act any or all of the Registrable Securities not already covered by an existing and effective Registration Statement, by delivering to the Company a written notice of each such demand (a "Demand Notice").  The Company shall, not later than thirty (30) days after its receipt of any Demand Notice, prepare and file with the Commission a Registration Statement on Form F‑3 (or, if Form F‑3 is not then available to the Company, on such form of Registration Statement as is then available to effect a registration for resale of the Registrable Securities in a secondary offering) providing for the sale by the Holder or Holders making such demand (or their donees, pledgees, transferees or other successors-in-interest) of such Holder's or Holders' Registrable Securities.  The Company will use its commercially reasonable best efforts to cause such Registration Statement to be declared effective by the Commission within one hundred twenty (120) days after its receipt of such Demand Notice.  The Company agrees to use its best efforts to keep the Registration Statement continuously effective with respect to all Registrable Securities of such Holder or Holders for a period expiring on the earlier of (x) the date on which all of such Holder's Registrable Securities have been sold pursuant to the Registration Statement, and (y) when all Registrable Securities may be resold pursuant to Rule 144 without any volume or manner of sale limitations, and further agrees during such period to supplement or amend the Registration Statement, if and as required by the rules, regulations or instructions applicable to the registration form used by the Company for such Registration Statement or by the Securities Act or by any other rules and regulations thereunder for a shelf registration to the extent necessary to ensure that it is available for resales by such Holders of the Registrable Securities (or, if necessary, file a new Registration Statement providing for the sale by such Holders (or their donees, pledgees, transferees or other successors-in-interest) of such Holders' Registrable Securities).  Notwithstanding the foregoing, the Company shall be permitted to suspend the use of any then effective Registration Statement if the Chief Executive Officer or the Chief Financial Officer of the Company certifies to such Holders in writing of (i) the existence of circumstances relating to a material pending development, including the need to update or modify financial information or a pending or contemplated material acquisition or merger or other material transaction or event, which would require additional disclosure by the Company in the Registration Statement of previously non-public material information which the Company in its good faith judgment has a bona fide business purpose for keeping confidential and the nondisclosure of which in the Registration Statement might cause the Registration Statement to fail to comply with applicable disclosure requirements, or (ii) the unavailability of financial statements required by Form F-3 or such other form of Registration Statement as the Company is eligible to use; provided, however, that the Company may not delay, suspend or withdraw a Registration Statement more than ninety (90) days in the aggregate during any period of twelve (12) consecutive months pursuant to this Section 2(a)(2); and provided, further, that such Holders acknowledge and accept that in addition to the 90 days referenced above, they may not be permitted to sell their Registrable Securities even after such a Registration Statement is filed and effective as a result any Holdback Periods (collectively, "Other Permitted Restrictions").  If, as a result of applicable law or based upon comments received by the Commission, all of the Registrable Securities to be included in the Registration Statement cannot be so included (a "Cutback"), then the Company shall only include in the Registration Statement the number of Registrable Securities permitted to be so included (allocated pro rata among the Holders which delivered such Demand Notice based on the relative number of such Registrable Securities then held by each such Holder or as such Holders may otherwise agree) and the Company shall thereafter prepare and file additional Registration Statements as soon as permitted to register for resale any Registrable Securities previously omitted from the Registration Statement, provided that any provision of this Section 2(a) requiring that a Registration Statement be declared effective within 120 days after the date hereof or receipt of the applicable demand notice shall not apply to such additional Registration Statements for such omitted Registrable Securities so long as the Company uses its best efforts to have the Registration Statement for such Registrable Securities filed with and declared effective by the Commission as soon as possible, and any such failure to register for resale any such Registrable Securities due to a Cutback shall not count towards the 90 days referenced above.  In no event shall the Company name, or agree to name, DSX or any 12 West Holder as an underwriter in any Registration Statement without the prior written consent of such Holder.  The Company understands and agrees that the effectiveness of the Registration Statement may be required to be maintained for greater than three (3) years.
(b) Piggy-Back Registration.  (i) If, after the date hereof, the Company at any time proposes to file a registration statement on Form F-1, F-3 or otherwise, with respect to any offering of its equity securities for its own account (a "Company Registration Statement"), or for the account of any other Persons (any such Person, a "Third Party" and any such registration statement, a "Third-Party Registration Statement") (other than (A) a registration under Section 2(a)(1), (B) a registration statement on Form F-4 or S-8 (or such other similar successor forms then in effect under the Securities Act), (C) a registration of securities solely relating to an offering and sale to employees, directors or consultants of the Company or its subsidiaries pursuant to any employee stock plan or other employee benefit plan arrangement, (D) a registration not otherwise covered by clause (B) above pursuant to which the Company is offering to exchange its own securities for other securities, (E) a registration statement relating solely to dividend reinvestment or similar plans or (F) a shelf registration statement pursuant to which only the initial purchasers and subsequent transferees of debt securities of the Company or any of its subsidiaries that are convertible or exchangeable for Common Stock and that are initially issued pursuant to Rule 144A and/or Regulation S (or any successor provisions) of the Securities Act may resell such notes and sell the Common Stock into which such notes may be converted or exchanged), then, as soon as practicable (but in no event less than 10 days prior to the proposed date of filing of such registration statement), the Company shall give written notice of such proposed filing to the Holders, and such notice shall offer each Holder the opportunity to register under such registration statement such number of Registrable Securities as such Holder may request in writing delivered to the Company within ten (10) days of delivery of such written notice by the Company to such Holder.  Subject to Sections 2(b), (c) and (d), the Company shall include in such registration statement all such Registrable Securities that are requested by Holders to be included therein in compliance with the immediately foregoing sentence (a "Piggyback Registration"); provided, that if at any time after giving written notice of its intention to register any equity securities and prior to the effective date of the registration statement filed in connection with such Piggyback Registration, the Company shall determine for any reason not to register or to delay registration of the equity securities covered by such Piggyback Registration, the Company shall give written notice of such determination to each Holder that had requested to register its, his or her Registrable Securities in such registration statement and, thereupon, (1) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses in connection therewith, to the extent payable) and

(2) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities, for the same period as the delay in registering the other equity securities covered by such Piggyback Registration.  If the offering pursuant to such registration statement is to be underwritten, the Company shall so advise the Holders as a part of the written notice given pursuant this Section 2(b), and each Holder making a request for a Piggyback Registration pursuant to this Section 2(b) must, and the Company shall make such arrangements with the managing underwriter or underwriters so that each such Holder may, participate in such Underwritten Offering, subject to the conditions of Sections 2(b), (c) and (d).  If the offering pursuant to such registration statement is to be on any other basis, the Company shall so advise the Holders as part of the written notice given pursuant to this Section 2(b), and each Holder making a request for a Piggyback Registration pursuant to this Section 2(b) must, and the Company shall make such arrangements so that each such Holder may, participate in such offering on such basis, subject to the conditions of Sections 2(b), (c) and (d).  If, as a result of applicable law or based upon comments received by the Commission, all of the Registrable Securities to be included in the Registration Statement cannot be so included, then the Company shall only include in the Registration Statement the number of Registrable Securities permitted to be so included (allocated pro rata among the Holders and any other Persons that have requested to participate in such Registration Statement based on the relative number of such registrable securities then held by each such Holder and such other Persons).  Each Holder shall be permitted to withdraw all or part of its Registrable Securities from a Piggyback Registration at any time prior to the effectiveness of such registration statement; provided, however, that except as set forth above, if a Holder voluntarily withdraws all of its Registrable Securities from a Piggyback Registration, the Company shall not be liable for any Registration Expenses incurred by such Holder and such Holder shall promptly reimburse the Company for any such amounts received from the Company.
(c)            Priority of Piggyback Registration.  If the managing underwriter or underwriters of any proposed Underwritten Offering of Registrable Securities included in a Piggyback Registration to a Company Registration Statement informs the Company and the Holders that have requested to participate in such Piggyback Registration in writing that, in its or their opinion, the number of securities which such Holders and any other Persons intend to include in such offering exceeds the number which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, then the securities to be included in such registration shall be: (i) first, 100% of the securities that the Company proposes to sell, (ii) second, and only if all the securities referred to in clause (i) have been included, the number of securities that would otherwise be included in such offering and that, in the opinion of such managing underwriter or underwriters, can be sold without having such adverse effect in such registration, which such number shall be allocated pro rata among the Holders based on the relative number of such Registrable Securities then held by each such Holder (provided that any securities thereby allocated to a Holder that exceed such Holder's request shall be reallocated among the remaining requesting Holders in like manner), and (iii) third, and only if all of the securities referred to in clause (ii) have been included in such registration, any other securities eligible for inclusion in such registration that, in the opinion of the managing underwriter or underwriters, can be sold without having such adverse effect in such registration.

If the managing underwriter or underwriters of any proposed Underwritten Offering of Registrable Securities included in a Piggyback Registration to a Third-Party Registration Statement informs the Company and the Holders that have requested to participate in such Piggyback Registration in writing that, in its or their opinion, the number of securities which such Holders and any other Persons intend to include in such offering exceeds the number which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, then the securities to be included in such registration shall be: (i) first, 100% of the securities that the Third Party proposes to sell, (ii) second, and only if all the securities referred to in clause (i) have been included, the number of securities that would otherwise be included in such offering and that, in the opinion of such managing underwriter or underwriters, can be sold without having such adverse effect in such registration, which such number shall be allocated pro rata among the Holders based on the relative number of Registrable Securities then held by each such Holder (provided that any securities thereby allocated to a Holder that exceed such Holder's request shall be reallocated among the remaining requesting Holders in like manner), and (iii) third, and only if all of the securities referred to in clause (ii) have been included in such registration, any other securities eligible for inclusion in such registration that, in the opinion of the managing underwriter or underwriters, can be sold without having such adverse effect in such registration.
Notwithstanding the previous paragraph, the priority of inclusion of Registrable Securities in any Requested Underwritten Offering shall be governed by Section 2(d) hereof.
(d)            Underwriting Procedures.  At the election of either of the Major Holders, the Company shall use its commercially reasonable efforts to cause an offering made pursuant to Section 2(a) or (b) to be in the form of an Underwritten Offering (a "Requested Underwritten Offering").  In connection with any Requested Underwritten Offering, no Registrable Securities held by any holder making a request for inclusion of such Registrable Securities shall be included in such Requested Underwritten Offering, unless such holder accepts the terms of the offering as agreed upon by the Company and the Underwriters' Representative for such offering; it being understood and agreed that in any Requested Underwritten Offering, the Major Holder electing such Requested Underwritten Offering shall have sole right to select the underwriters for such Underwritten Offering, which such Major Holder shall select from a list of three Approved Underwriters proposed by the Company, and to make all other decisions regarding the underwriting process and the offering, but such Major Holder shall consult with the Company with respect to such other decisions.  Subject to the next sentence, notwithstanding anything to the contrary contained in this Agreement, each Major Holder may not request more than three (3) Requested Underwritten Offerings, and the Major Holders as a group cannot request more than two (2) Requested Underwritten Offerings in any twelve (12) month period, which two (2) offerings must be at least three (3) months apart.  The Major Holders may assign their rights to request one or more Requested Underwritten Offerings pursuant to this Section 2(d) to any Person or Persons to whom any Major Holder has transferred any of its Registrable Securities, provided that such assignee shall have agreed in writing (in form and substance reasonably satisfactory to the Company) to be bound by the provisions of this Agreement (including, if such assignee elects to exercise the right assigned to it by any Holder to request such Requested Underwritten Offering, all of the obligations such Holder has with respect to such Requested Underwritten Offering hereunder) and shall be deemed to be a Holder hereunder, and provided further that in no event shall a Major Holder and any such Person request more than three (3) Requested Underwritten Offerings in the aggregate.
If the managing underwriter or underwriters of any proposed Requested Underwritten Offering informs the holders desiring to include their Registrable Securities in such Requested Underwritten Offering that, in such managing underwriter's or underwriters' opinion, the number of securities which such holders and any other Persons intend to include in such offering exceeds the number which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, then the securities to be included in such registration shall be: (i) first, 100% of the securities that the Major Holder electing such Requested Underwritten Offering proposes to sell, (ii) second, and only if all the securities referred to in clause (i) have been included, the number of securities that would otherwise be included in such offering and that, in the opinion of such managing underwriter or underwriters, can be sold without having such adverse effect in such registration, which such number shall be allocated pro rata among the other Holders and any other Persons that have requested to participate in such registration based on the relative number of registrable securities then held by each such Holder and such other Persons (provided that any securities thereby allocated to any such Holder or other Person that exceed such Holder's or other Person's request shall be reallocated among the remaining requesting Holders and other Persons in like manner), and (iii) third, and only if all of the securities referred to in clause (ii) have been included in such registration, any other securities eligible for inclusion in such registration that, in the opinion of the managing underwriter or underwriters, can be sold without having such adverse effect in such registration.
(e)            Liquidated Damages. If: (i) any Registration Statement required to be filed pursuant to Section 2(a) or Section 2(b) is not filed within thirty (30) days of the date hereof or the relevant demand, as applicable, or if the Company files a Registration Statement without affording the Holders the opportunity to review and comment on the same (provided that the Holders shall provide any comments on the Registration Statement no later than five (5) Business Days after receipt (not counting the day of receipt) and that the Company shall be entitled to assume that the Holders have no comments if none are received within such five (5) Business Day period); or (ii) subject to Section 2(a) and if such delay in effectiveness is caused by the Company's failure to use its commercially reasonable best efforts to have such Registration Statement declared effective, any Registration Statement required to be filed pursuant to Section 2(a) or Section 2(b) is not declared effective by the Commission within one hundred twenty (120) days from the date hereof or the relevant demand, as applicable (it being understood that if on the second Business Day immediately following the effective date for such Registration Statement the Company shall not have filed a "final" Prospectus for such Registration Statement with the Commission under Rule 424(b) (whether or not such a Prospectus is technically required by such rule), the Company shall be deemed to not have satisfied this clause (ii) and such event shall be deemed to be an Event); or (iii) the Company fails to file with the Commission a request for acceleration in accordance with Rule 461, within five (5) Business Days of the date that the Company is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be "reviewed" or be subject to further review; or (iv) prior to the effective date of any Registration Statement, the Company fails to file a pre-effective amendment and otherwise respond in writing to comments made by the Commission in respect of such or any other Registration Statement within fifteen (15)

Business Days after the receipt of comments by or notice from the Commission that such amendment is required in order for such Registration Statement to be declared effective; or (v) subject to Section 2(a) relating to the delay, suspension or withdrawal of a Registration Statement, after the effective date of any Registration Statement, such Registration Statement ceases for any reason to remain continuously effective as to all Registrable Securities included in such Registration Statement or the Holders are otherwise not permitted to utilize the Prospectus therein to resell such Registrable Securities (including because of a failure to keep such Registration Statement effective, a failure to disclose such information as is necessary for sales to be made pursuant to such Registration Statement, a suspension or delisting of (or a failure to timely list) the shares of Common Stock on The NASDAQ Stock Market or the New York Stock Exchange, or a failure to register a sufficient number of shares of Common Stock or by reason of a stop order) for more than an aggregate of twenty (20) calendar days during any twelve (12) month period (which need not be consecutive calendar days); or (vi) a Registration Statement is not effective for any reason or the Prospectus contained therein is not available for use for any reason and the Company fails to file with the Commission any required reports under Section 13 or 15(d) of the Exchange Act such that it is not in compliance with Rule 144(c)(1) (or Rule 144(i)(2), if applicable) as a result of which any of the Holders are unable to sell the Registrable Securities included in such Registration Statement without restriction under Rule 144 (including volume and manner of sale restrictions) (any such failure or breach being referred to as an "Event", and for purposes of clauses (i), (ii) and (vi) the date on which such Event occurs, or for purposes of clause (iii) the date on which such five (5) Business Day period is exceeded, or for purposes of clause (iv) the date which such fifteen (15) Business Day period is exceeded, or for purposes of clause (v) the date on which such twenty (20) calendar day period, as applicable, is exceeded being referred to as "Event Date"), then, in addition to any other rights the Holders may have hereunder or under applicable law, on each such Event Date and on each monthly anniversary of each such Event Date (if the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Company shall pay to each Holder on a monthly basis within five (5) Business Days of the end of the month an amount in cash, as partial liquidated damages and not as a penalty, equal to 1.0% of the greater of (i) the VWAP per share of Common Stock for the previous 30 Trading Days (taken as a whole) multiplied by the number of Registrable Securities held by the Holders, and (ii) the purchase price per share paid for the Common Stock under the Purchase Agreement (subject to appropriate adjustment in the event of any stock split, combination, dividend, or other similar recapitalization with respect to such stock) multiplied by the number of Registrable Securities held by the Holders, provided, however, that no such payments shall be required in connection with a delay, suspension or withdrawal, or Other Permitted Restriction or Cutback permitted by Section 2(a).  The parties agree that the maximum aggregate liquidated damages payable to a Holder under this Agreement shall be 7.5% of the greater of (i) the VWAP per share of Common Stock for the previous 30 Trading Days (taken as a whole) multiplied by the number of Registrable Securities held by the Holders and (ii) the purchase price per share paid for the Common Stock under the Purchase Agreement  (subject to appropriate adjustment in the event of any stock split, combination, dividend or other similar recapitalization with respect to such stock) multiplied by the number of Registrable Securities held by the Holders.  If the Company fails to pay any partial liquidated damages pursuant to this Section in full within five (5) Business Days after the date payable, the Company will pay interest thereon at a rate of 7.5% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to such Holder accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full.  The partial liquidated damages pursuant to the terms hereof shall apply on a daily pro-rata basis for any portion of a month prior to the cure of an Event.
Section 3.                          Registration Procedures.
(a)            Obligations of the Company.  In connection with the obligations of the Company with respect to the Registration Statements, the Company shall, to the extent applicable:
(i)            Prepare and file with the Commission within the time period for such filing set forth in Section 2 hereof, a Registration Statement with respect to such Registrable Securities (which Registration Statement shall be available for the Selling Holders' intended method or methods of distribution and shall comply in all material respects with the requirements of the applicable form and include all financial statements required by the Commission to be filed therewith), and the Prospectus used in connection therewith, which Prospectus is to be filed pursuant to Rule 424, and, if not effective on filing, use commercially reasonable best efforts to cause such Registration Statement to become effective, and prepare and file any amendments and supplements thereto as are required to keep such Registration Statement continuously effective as provided in Section 2; and before filing a Registration Statement or Prospectus or any amendments or supplements thereto, furnish to the Holders of Registrable Securities covered by such Registration Statement and the underwriter or underwriters, if any, copies of all such documents proposed to be filed, including documents incorporated by reference in the Prospectus and, if requested by such Holders, the exhibits incorporated by reference (in each case only to the extent such documents or exhibits are not available on the Commission's EDGAR site), and such Holders shall have the opportunity to object to any information pertaining to such Holders that is contained therein and the Company will make the corrections reasonably requested by such Holders with respect to such information prior to filing any Registration Statement or amendment thereto or any Prospectus or any supplement thereto, provided that such Holders shall provide any comments on the Registration Statement no later than five (5) Business Days after receipt (not counting the day of receipt) and that the Company shall be entitled to assume that the Holders have no comments if none are received within such five (5) Business Day period.
(ii)            Notify the Holders by facsimile or e-mail as promptly as practicable, and in any event, within two (2) Business Days, after a Registration Statement or any post-effective amendment and supplement is filed and declared effective and shall simultaneously provide the Holders with copies of any related Prospectus to be used in connection with the sale or other disposition of the Registrable Securities covered thereby.
(iii)            Promptly notify each Selling Holder in writing of the receipt of any comments from the Commission with respect to the Registration Statement and, subject to Section 2, respond to such comments and prepare and file with the Commission, if necessary, such amendments and supplements to such Registration Statement and the Prospectus used in connection with such Registration Statement or any document incorporated therein by reference or file any other required document as may be necessary to comply with the provisions of the Securities Act and rules thereunder, including the filing of a supplemental Prospectus pursuant to Securities Act Rule 424 or any free-writing prospectus pursuant to Rule 433, with respect to the disposition of all securities covered by such Registration Statement and the instructions applicable to the registration form used by the Company.  In the event that any Registrable Securities included in a Registration Statement subject to, or required by, this Agreement remain unsold at the end of the period during which the Company is obligated to maintain the effectiveness of such Registration Statement, the Company may file a post-effective amendment to the Registration Statement for the purpose of removing such securities from registered status.
(iv)            Furnish to each Selling Holder of Registrable Securities, without charge, such numbers of copies of the Registration Statement, each amendment thereto, each Prospectus, including each preliminary Prospectus and each amendment or supplement thereto, in each case in conformity with the requirements of the Securities Act and the rules thereunder, and such other related documents as any such Selling Holder may reasonably request in order to facilitate the disposition of Registrable Securities owned by such Selling Holder.
(v)            Register and qualify the Registrable Securities covered by such Registration Statement under such other securities or blue sky laws of such states or jurisdictions in the United States as shall be reasonably requested by any Selling Holder and keep such qualification effective during the period such Registration Statement is effective; promptly notify the Holders in writing of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any Registrable Securities for sale under applicable securities or blue sky laws of any state or jurisdiction in the United States; and obtain the withdrawal of any order suspending the effectiveness of a Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of the offer and transfer of any of the Registrable Securities in any jurisdiction, at the earliest possible moment; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (A) qualify to do business or register as a broker or dealer in any such jurisdiction where it would not otherwise be required to qualify or register but for this Section 3(a)(v), (B) subject itself to taxation in any such jurisdiction, or (C) file a general consent to service of process in any such state or jurisdiction.
(vi)            Enter into and perform customary agreements and take such other commercially reasonable actions as are required to expedite or facilitate each disposition of Registrable Securities including, in the event of any underwritten or agented offering, enter into and perform the Company's obligations under an underwriting or agency agreement (including indemnification and contribution obligations of underwriters or agents and representations and warranties by the Company to the underwriters), in usual and customary form, with the managing underwriter or underwriters of or agents for such offering and use its best efforts to obtain executed lock-up agreements from the officers and directors of the Company, if requested by the underwriters, and take all such other actions as the Selling Holders or the Underwriters' Representative reasonably request in order to expedite or facilitate the disposition of such Registrable Securities.  The Company shall also reasonably cooperate and cause its Affiliates to cooperate with the Underwriters' Representative or Agent for such offering in the marketing of the Registrable Securities, including making available the officers, accountants, counsel, premises, books and records of the Company and its Affiliates for such purpose, and shall cause the appropriate officers of the Company and its Affiliates to attend and participate in any "road shows" or informational meetings, provided, however, that such officers of the Company and its Affiliates shall not be required to spend more than five (5) Business Days during any 12 month period attending such "road shows."
(vii)            Promptly notify each Selling Holder in writing of any stop order suspending the effectiveness of a Registration Statement issued or for the issuance of which proceedings have been instituted, or, to the extent the Company has actual knowledge thereof, threatened to be issued by the Commission in connection therewith, and take all commercially reasonable actions required to prevent the entry of such stop order or to remove it if entered.
(viii)            Promptly notify each Selling Holder in writing of the happening of any transaction or event during the period a Registration Statement is effective as a result of which the Registration Statement or the related Prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of any Prospectus), not misleading; and thereafter, the Company will use best efforts to promptly prepare (and, when completed, give written notice and provide a copy thereof to each Selling Holder) a supplement or amendment to such Prospectus so that such Prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading.
(ix)            As soon as practicable, make generally available to the Company's security holders copies of an earnings statement satisfying the provisions of Section 11(a) of the Securities Act and Rule 158, following the end of the twelve (12) month period beginning with the first month of the Company's first fiscal quarter commencing after the effective date of a Registration Statement filed pursuant to this Agreement.
(x)            In connection with an offer and sale of Registrable Securities, make available for inspection by any Selling Holder, any underwriter participating in such offering and the representatives of such Selling Holder (but not more than one firm of counsel to each Selling Holder), all financial, corporate and other information as shall be reasonably requested by them, and provide the Selling Holders, any underwriter participating in such offering and the representatives of such Selling Holders and Underwriters' Representative the opportunity to discuss the business affairs of the Company with its principal executives and independent public accountants who have certified the audited financial statements included in such Registration Statement, in each case all as reasonably necessary to enable them to exercise their due diligence responsibility under the Securities Act; provided, however, that information that the Company determines, in good faith, to be confidential and which the Company advises such Person in writing is confidential shall not be disclosed unless such Person signs a confidentiality agreement reasonably satisfactory to the Company, or the related Selling Holder of Registrable Securities agrees to be responsible for such Person's breach of confidentiality on terms reasonably satisfactory to the Company.
(xi)            In the event of any underwritten or agented offering, obtain a so-called "comfort letter" from the Company's independent public accountants, and legal opinions of counsel to the Company addressed to the underwriter participating in such offering, in customary form and covering such matters of the type customarily covered by such letters and opinions, and in a form that shall be reasonably satisfactory to the Underwriters' Representative.  Delivery of any such opinion or comfort letter shall be subject to the recipient furnishing such written representations or acknowledgements as are required or customarily provided by selling shareholders who receive such comfort letters or opinions.
(xii)            Cause the Company's officers, employees, accountants and counsel, as applicable, to participate in, and to otherwise facilitate and cooperate with the preparation of a Prospectus and to participate in drafting sessions and due diligence sessions, as applicable.
(xiii)            Provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement from and after a date not later than the effective date of such Registration Statement.
(xiv)            Cause the Registrable Securities covered by such Registration Statement if similar securities of the Company are then listed on a securities exchange or included for quotation in a recognized trading market, to be so listed or included for so long as such similar securities of the Company are so listed or included.
(xv)            Promptly file a new Registration Statement and use best efforts to cause such Registration Statement to be declared effective if the Company's previously filed Registration Statement is no longer effective or the Company is ineligible to use the Registration Statement to permit the Holders to resell the Registrable Securities and the Company is still obligated to maintain the effectiveness of the Registration Statement.
(xvi)            Comply with all requirements of FINRA with regard to the issuance of the Common Stock and the listing thereof on the NASDAQ Global Select Market and any other or successor securities exchange or automated quotation system, as applicable, on which the Company's Common Stock is traded and cooperate with the Selling Holders and their respective counsel in connection with all filings required to be made with FINRA.
(xvii)            As expeditiously as possible and within the deadlines specified by the Securities Act, make all required filing fee payments in respect of each Registration Statement and Prospectus (and each offering covered thereby).
(xviii)            Promptly notify the Holders in writing of any pending proceeding against the Company under Section 8A of the Securities Act in connection with the offering of the Registrable Securities.

(xix)            Take such other actions as are reasonably required in order to expedite or facilitate the disposition of Registrable Securities included in each such Registration Statement.
(xx)            Ensure that no Registration Statement (including any amendments or supplements thereto and Prospectuses contained therein) shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein not misleading (except, with respect to any Holder, for an untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact made in reliance on and in conformity with written information furnished to the Company by or on behalf of such Holder specifically for use therein).
(xxi)            Make available to each Selling Holder promptly after the same is prepared and publicly distributed, or received by the Company, one copy of each Registration Statement and each amendment thereto, each preliminary Prospectus and Prospectus and each amendment or supplement thereto, each letter written by or on behalf of the Company to the Commission or the staff of the Commission (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), and each item of correspondence from the Commission or the staff of the Commission (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), in each case relating to such Registration Statement (other than any portion thereof which contains information for which the Company has sought confidential treatment), except to the extent that such Registration Statement, amendment thereto, preliminary Prospectus and Prospectus and amendment or supplement thereto, and correspondence is available on the Commission's EDGAR site.
(b)            Holders' Obligations.  It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 2 and 3(a) hereof with respect to the Registrable Securities of any Selling Holder of Registrable Securities that such Selling Holder shall furnish to the Company such information regarding such Selling Holder, the number of the Registrable Securities owned by it, and the intended method of disposition of such Registrable Securities as shall be required to effect the registration of such Selling Holder's Registrable Securities, and cooperate with the Company in preparing such Registration Statement.
Section 4.                          Agreements of Selling Holder.  In connection with any Registration Statement pursuant to Section 2 hereof, each Selling Holder agrees, as applicable:
(a)            to execute the underwriting agreement, if any, agreed to by the Company (and in the case of a Requested Underwritten Offering, the applicable Major Holder and the Company) and execute all questionnaires, powers of attorney, indemnities and other documents customarily required under the terms of or in connection with such underwriting agreement;
(b)            that it will not offer or sell its Registrable Securities under the Registration Statement until it has received copies of the supplemented or amended Prospectus contemplated by Section 3(a)(iv) hereof and receives notice that any post-effective amendment (if required) has become effective;
(c)            that, upon receipt of any written notice from the Company of the happening of any transaction or occurrence of any event of the kind specified in Section 3(a)(vii) or 3(a)(viii), such Selling Holder will forthwith discontinue disposition of Registrable Securities pursuant to a Registration Statement until the Selling Holder receives copies of the supplemented or amended Prospectus contemplated by Section 3(a)(iv) hereof and receives notice that any post-effective amendment (if required) has become effective or until it is advised in writing by the Company that the use of the applicable Prospectus and Registration Statement may be resumed, and, if so directed by the Company, the Selling Holder will deliver to the Company (at the expense of the Company) all copies in its possession, other than permanent file copies then in such Selling Holder's possession, of the Registration Statement and Prospectus covering such Registrable Securities in effect immediately preceding the time of receipt of such notice; and
(d)            that, subject to the rights of a Holder to participate in a Piggyback Registration or other registered offering in accordance with Section 2, upon the receipt of written notice from the Company, as requested by the Underwriters' Representative or underwriters of a public offering of the Company's Common Stock, or other securities convertible into, or exercisable or exchangeable for, the Company's Common Stock (an "Underwritten Offering") that the Company plans, within 15 days, to conduct an Underwritten Offering, the Selling Holder shall not, in each case, other than to an Affiliate of such Selling Holder, effect any public or private sale or distribution, including sales pursuant to Rule 144, of any of the Company's Common Stock, or offer, sell, contract to sell, transfer the economic risk of ownership in, grant an option to purchase, make any short sale of, pledge or otherwise dispose of any shares of Common Stock, options or warrants to acquire any shares of Common Stock, or any securities convertible into, exchangeable or exercisable for, or any other rights to purchase or acquire, any shares of Common Stock, or engage in any hedging transaction, during the period (the "Holdback Period") beginning fourteen (14) days prior to the public offering date set forth on the final prospectus relating to the Underwritten Offering (but only if such Selling Holder shall have received reasonable prior written notice thereof), and ending ninety (90) days after the public offering date set forth on the final Prospectus relating to the Underwritten Offering; provided, however, that the aggregate number of days during which one or more Holdback Periods are in effect pursuant to this Section 4(d) shall not exceed one hundred eighty (180) days during any period of twelve (12) consecutive months.  The foregoing provisions of this Subsection 4(d) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, and shall be applicable to the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all of its shareholders individually owning five percent (5%) or more of the Company's outstanding shares of Common Stock.
Section 5.                          Expenses of Registration.  The Company shall bear and pay all expenses incurred in connection with each registration, filing, or qualification of Registrable Securities with respect to the Registration Statement pursuant to Section 2, including all registration, exchange listing, accounting, filing and FINRA fees, all fees and expenses of complying with securities or blue sky laws, transfer agent and registrar fees, all word processing, duplicating and printing expenses, messenger and delivery expenses, the reasonable fees and disbursements of counsel for the Company and of the Company's independent public accountants, including the expenses of "comfort letters" required by or incident to such performance and compliance, the reasonable fees and disbursements of one firm of attorneys for the Holders (selected by the Selling Holders who hold at least 66-2/3% of the Registrable Securities to be included in such Registration Statement), which fees shall not exceed (i) $30,000 per Registration Statement with respect to any Underwritten Offering and (ii) $7,500 with respect to any Piggyback Registration and all other expenses customarily borne by an issuer in an underwritten offering, provided that the amounts in clause (i) and (ii) shall increase 5% per annum on each anniversary date of the date hereof.  Each Holder shall be responsible for any underwriting discounts and commissions and taxes of any kind (including transfer taxes) relating to any disposition, sale or transfer of Registrable Securities by such Holder.
Section 6.                          Indemnification; Contribution.
(a)            Indemnification by the Company.  If any Registrable Securities are included in a Registration Statement under this Agreement:
(i)            To the extent permitted by applicable law, the Company shall indemnify and hold harmless each Selling Holder, each Person, if any, who controls such Selling Holder within the meaning of the Securities Act or the Exchange Act, and each Affiliate, officer, director, trustee, partner, member, employee and agent of such Selling Holder and such controlling Person, against any and all losses, claims, damages, obligations, judgments, fines, penalties, charges, costs, liabilities and expenses (joint or several), including reasonable attorneys' fees and disbursements and expenses of investigation, incurred by such party arising out of or based upon any of the following statements, omissions or violations (each, a "Violation"):
(A)            Any untrue statement or alleged untrue statement of a material fact contained in a Registration Statement, including any preliminary Prospectus or final Prospectus contained therein, or any amendment or supplement thereto, or any document incorporated by reference therein, any post-effective amendment thereto or in any filing made in connection with the qualification of any offering under the securities or other "blue sky" laws of any jurisdiction in which Registrable Securities are offered;
(B)            Any omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein (in light of the circumstances under which they were made in the case of any Prospectus) not misleading; or
(C)            Any violation or alleged violation by the Company of the federal securities laws, any applicable state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any applicable state securities law in connection with the Registrable Securities;
provided, however, that the indemnification required by this Section 6(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, obligation, judgment, fine, penalty,

charge, cost, liability or expense if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed, nor shall the Company be liable in any such case for any such loss, claim, damage, obligation, judgment, fine, penalty, charge, cost, liability or expense to the extent that it arises out of or is based upon a Violation made in reliance upon and in conformity with written information furnished to the Company by a Holder, underwriter (but only if the Company is not contractually entitled to indemnification by such underwriter and the Holder is contractually entitled to demand indemnification by such underwriter) or the relevant indemnified party expressly for use in connection with such registration.  The Company shall also indemnify underwriters participating in the distribution of the Registrable Securities, their Affiliates, officers, directors, agents and employees and each Person, if any, who controls such Persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as provided above with respect to the indemnification of the Selling Holders.
(b)            Indemnification by Holder.  If any of a Selling Holder's Registrable Securities are included in a Registration Statement under this Agreement, to the extent permitted by applicable law, such Selling Holder shall (severally and not jointly) indemnify and hold harmless the Company, each of its Affiliates, trustees, officers, employees and agents, each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, any other Selling Holder, any controlling Person of any such other Selling Holder and each Affiliate, officer, director, trustee, partner, member, employee and agent of such other Selling Holder and such controlling Person, against any and all losses, claims, damages, obligations, judgments, fines, penalties, charges, costs, liabilities and expenses (joint or several), including reasonable attorneys' fees and disbursements and expenses of investigation, incurred by such party arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the applicable Registration Statement, including any preliminary Prospectus or final Prospectus contained therein, or any amendments or supplements thereto or any document incorporated by reference therein, any post-effective amendment thereto or in any filing made in connection with the qualification of any offering under any securities or other "blue sky" laws of any jurisdiction in which such Registrable Securities are offered, or any omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein (in light of the circumstances under which they were made in the case of any Prospectus) not misleading, or any violation or alleged violation by such Selling Holder of the federal securities laws, any applicable state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with the Registrable Securities, but only to the extent, that such untrue statement or omission had been contained in any written information furnished by such Selling Holder to the Company expressly for use in connection with such registration; provided, however, that (x) the indemnification required by this Section 6(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, obligation, judgment, fine, penalty, charge, cost, liability or expense if settlement is effected without the consent of the relevant Selling Holder of Registrable Securities (which consent shall not be unreasonably withheld, conditioned, or delayed), and (y) in no event shall the amount of any indemnity under this Section 6(b) exceed the net proceeds from the applicable offering received by such Selling Holder.  In no event shall a Holder be jointly liable with any other Holder as a result of its indemnification obligations.

(c)            Conduct of Indemnification Proceedings.  Promptly after receipt by an indemnified party under this Section 6 of written notice of the commencement of any action, suit, proceeding, investigation or threat thereof made in writing for which such indemnified party may make a claim under this Section 6, such indemnified party shall deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel retained by the indemnifying party (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties) except as set forth below; provided, however, that such counsel shall be reasonably satisfactory to the indemnified party.  The failure to deliver written notice to the indemnifying party within a reasonable time following the commencement of any such action, suit, proceeding or investigation, if not otherwise known by the indemnifying party, shall relieve such indemnifying party of any liability to the indemnified party under this Section 6 to the extent of any material prejudice or forfeiture of substantial rights or defenses resulting therefrom but shall not relieve the indemnifying party of any liability that it may have to any indemnified party otherwise than pursuant to this Section 6.  Any fees and expenses incurred by the indemnified party (including any fees and expenses incurred in connection with investigating or preparing to defend such action or proceeding) shall be paid to the indemnified party, as incurred, within thirty (30) days of written notice thereof to the indemnifying party so long as such indemnified party shall have provided the indemnifying party with a written undertaking to reimburse the indemnifying party for all amounts so advanced if it is ultimately determined that the indemnified party is not entitled to indemnification hereunder.  Each indemnified party shall have the right to employ separate counsel in any such action, claim or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be the expenses of such indemnified party unless (i) the indemnifying party has agreed to pay such fees and expenses, (ii) the indemnifying party shall have failed to assume the defense of such action, claim or proceeding in a timely manner or (iii) an indemnified party shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or in addition to those available to the indemnifying party (in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action, claim or proceeding on behalf of such indemnified party, it being understood, however, that the indemnifying party shall not, in connection with any one such action, claim or proceeding or separate but substantially similar or related actions, claims or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one additional firm of attorneys (together with appropriate local counsel) at any time for all such indemnified parties).  No indemnifying party shall be liable to an indemnified party for any settlement of any action, proceeding or claim without the written consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed.
(d)            Contribution.  If the indemnification required by this Section 6 from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to in this Section 6:

(i)            The indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, obligations, judgments, fines, penalties, charges, costs, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, claims, damages, obligations, judgments, fines, penalties, charges, costs, liabilities or expenses, as well as any other relevant equitable considerations.  The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action has been committed by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action.  The amount paid or payable by a party as a result of the losses, claims, damages, obligations, judgments, fines, penalties, charges, costs, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 6(a) and Section 6(b), any legal or other fees or expenses reasonably incurred by such party in connection with any action, suit, investigation or proceeding.  In no event shall the liability of any Selling Holder be greater in amount than the amount of net proceeds received by such Holder upon such sale or the amount for which such indemnifying party would have been obligated to pay by way of indemnification if the indemnification provided for under Section 6(a) or 6(b) hereof had been available under the circumstances.
(ii)            The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6(d) were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in Section 6(d)(i).  No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.
(e)            Full Indemnification.  If indemnification is available under this Section 6, the indemnifying parties shall indemnify each indemnified party to the full extent provided in this Section 6 without regard to the relative fault of such indemnifying party or indemnified party or any other equitable consideration referred to in Section 6(d)(i) hereof.
(f)            Survival.  The obligations of the Company and the Selling Holders of Registrable Securities under this Section 6 shall survive the completion of any offering of Registrable Securities pursuant to a Registration Statement under this Agreement, and otherwise.
Section 7.                          Covenants of the Company.  (a)  The Company hereby agrees and covenants that it shall file as and when applicable, on a timely basis, all reports required to be filed by it under the Securities Act and the Exchange Act.  If the Company is not required to file reports pursuant to the Exchange Act, upon the request of any Holder of Registrable Securities, the Company shall make publicly available the information specified in subparagraph (c)(2) of Rule 144.  The Company shall take such further action as may be reasonably required from time to time and as may be within the control of the Company, to enable the Holders to transfer Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 or any similar rule or regulation hereafter adopted by the Commission.
(b)            In connection with any sale, transfer or other disposition by a Holder of any Registrable Securities pursuant to Rule 144, the Company shall cooperate with such Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any Securities Act legend, and enable certificates for such transferred securities to be for such number of shares and registered in such names as the Holder may reasonably request at least two Business Days prior to any sale of Registrable Securities.
(c)            Notwithstanding anything to the contrary contained in this Section 7, the Company, shall at the request of any selling Holder, cause its transfer agent to deliver unlegended shares of Registrable Securities to a transferee of a Holder that is neither an Affiliate of the Holder nor of the Company in connection with any sale of Registrable Securities with respect to which such Holder has entered into a contract for sale, and delivered a copy of the Prospectus included as part of the particular Registration Statement to the extent applicable, prior to such Holder's receipt of any relevant suspension notice and for which the Holder has not yet settled.
Section 8.                          Miscellaneous.
(a)            Notices.  All notices and other communications given or made pursuant hereto shall be in writing and delivered by hand or sent by registered or certified mail (postage prepaid, return receipt requested) or by nationally recognized overnight air courier service and shall be deemed to have been duly given or made as of the date delivered if delivered personally, or if mailed, on the third Business Day after mailing (on the first Business Day after mailing in the case of a nationally recognized overnight air courier service) to the parties at the following addresses:
if to the Company, to:

Diana Containerships Inc. c/o Unitized Ocean Transport Limited Pendelis 18 175 64 Palaio Faliro Athens, Greece
Attention:	Simeon Palios
Facsimile:	30-216-600-2599

with a copy to (which shall not constitute notice):

Seward & Kissel LLP One Battery Park Plaza New York, NY 10004

Attention:	Edward S. Horton, Esq.

and if to any of the 12 West Holders, to:

c/o 12 West Capital Management LP 90 Park Avenue, 41st Floor New York, NY 10016
Attention:	Charles Levy

with a copy to (which shall not constitute notice):

Lowenstein Sandler LLP 1251 Avenue of the Americas New York, NY 10020
Attention:	Peter D. Greene, Esq.
Seth T. Goldsamt, Esq.

and if DSX, to:

Diana Shipping Inc. c/o Diana Shipping Services S.A. Pendelis 16 175 64 Palaio Faliro Athens, Greece
Attention:	Ioannis Zafirakis
Facsimile:	30-210-9470-101
Email:	izafirakis@dcontainerships.com

with a copy to (which shall not constitute notice):

Seward & Kissel LLP One Battery Park Plaza New York, NY 10004
Attention:	Gary J. Wolfe, Esq.

and if to Taracan Investments S.A. or any other Holder, to:

c/o Unitized Ocean Transport Limited Pendelis 18 175 64 Palaio Faliro Athens, Greece
Attention:	Simeon Palios
Facsimile:	30-216-600-2599

Any party hereto may by notice given in accordance with this Section 8(a) to the other parties hereto designate another address or Person for receipt of notices hereunder.
(b)            Amendments.  This Agreement may be modified, amended or supplemented only by an instrument in writing signed by the parties hereto.

(c)            Waiver of Compliance; Consents.  Except as otherwise provided in this Agreement, any failure of any of the parties hereto to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties hereto entitled to the benefits thereof only by a written instrument signed by the party hereto granting such waiver (which, in the case of a waiver by the Holders, shall require the approval of Holders of not less than 66-2/3% of the Registrable Securities, which must include each 12 West Holder so long as it owns any Registrable Securities), but such a waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent other failure.  Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 8(c).
(d)            [intentionally left blank]
(e)            Governing Law; Jurisdiction; Service of Process.  This Agreement shall be governed by the laws of the State of New York without giving effect, to the extent permitted by applicable law, to any conflict of law principles that would result in the application of any other law.  Each party hereto agrees that all legal suits, actions or proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) may be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan. Each party hereto hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and, to the extent permitted by applicable law, hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such suit, action or proceeding.  Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight air courier service (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.  Notwithstanding the foregoing, the Company hereby irrevocably appoints Seward & Kissel LLP as agent for service of process and consents to process being served by or on behalf of any Holder in any suit, action or proceeding of the nature referred to in this Section 8(e) by mailing a copy thereof by registered or certified or priority mail, postage prepaid, return receipt requested, or delivering a copy thereof in the manner for delivery of notices specified in Section 8(a), to Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, Attn: Edward Horton for the purpose of accepting service of any process in the United States on behalf of the Company. The Company hereby agrees that such service upon receipt (i) shall be deemed in every respect effective service of process upon it in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by applicable law, be taken and held to be valid personal service upon and personal delivery to it. Notices hereunder shall be conclusively presumed received as evidenced by a delivery receipt furnished by the United States Postal Service or any reputable commercial delivery service.
(f)            Severability.  The invalidity or unenforceability of any provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.  Upon such determination that any provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
(g)            Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  The delivery of an executed counterpart of the signature page to this Agreement by telecopier or electronic mail shall be effective as delivery of an original executed counterpart of this Agreement.
(h)            Section Headings.  The section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement.  All references in this Agreement to Sections are to sections of this Agreement, unless otherwise indicated.
(i)            Entire Agreement.  This Agreement, together with the Purchase Agreement and the documents, agreements and certificates referenced herein and therein, embodies the entire agreement and understanding of the parties hereto in respect of the transactions contemplated hereby and thereby.  There are no restrictions, promises, inducements, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or therein.  This Agreement and the Purchase Agreement and the documents, agreements and certificates referenced herein and therein supersede all prior written or oral agreements and understandings between the parties hereto with respect to the transactions.
(j)            Successors, Assigns and Transferees.
(i)            This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto as hereinafter provided.  Except as expressly provided in this Section 8(j), the rights and obligations of the parties hereto cannot be assigned and any purported assignment or Transfer to the contrary shall be void ab initio.  So long as the terms of this Section 8(j) are followed and such transfer is in compliance with the Purchase Agreement, any Holder may assign any of its rights and obligations under this Agreement, without the consent of the Company or any other Holder, to any Person to whom such Holder Transfers any Registrable Securities or any rights to acquire Registrable Securities so long as such Transfer is not made pursuant to an effective Registration Statement or pursuant to Rule 144 or Rule 145 or in any other manner or to any Person the effect or consequences of which is to cause the Transferred securities to be freely transferable without regard to the volume and manner of sale limitations set forth in Rule 144 in the hands of the transferee on the date of such Transfer.  Any such transferee shall be deemed a party to this Agreement.
(ii)            Notwithstanding Section 8(j)(i), no Holder may assign any of its rights under this Agreement to any Person to whom such Holder Transfers any Registrable Securities if the Transfer of such Registrable Securities requires registration under the Securities Act.
(k)            Assignment.  No Person may be assigned any rights under this Agreement unless the Company and the other parties hereto are given written notice by the assigning party stating the name and address of the assignee, identifying the securities of the Company as to which the rights in question are being assigned, and providing a detailed description of the nature and extent of the rights that are being assigned; provided, however, that no such assignment shall be effective until (x) the Company and each other party hereto (or their assignees) receive the written notice pursuant to this Section 8(k) and (y) the assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement, including the provisions of this Section 8(k).
(l)            Interpretation.
(i)            The parties hereto have participated jointly in the negotiation and drafting of this Agreement.  If any ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto and no presumptions or burden of proof will arise favoring or disfavoring any party hereto by virtue of authorship of any provisions of this Agreement.
(ii)            All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.
(iii)            The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation."
(m)            Further Assurances.  Each of the parties hereto shall use reasonable efforts to execute and deliver to any other party hereto such additional documents and take such other action, as such other party hereto may reasonably request to carry out the intent of this Agreement and the transactions contemplated hereby.
(n)            Specific Performance.  The parties hereto acknowledge that there would be no adequate remedy at law if any party hereto fails to perform any of its obligations hereunder, and accordingly agree that each party hereto, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to compel specific performance of the obligations (without posting any bond or other security) of any other party under this Agreement in accordance with the terms and conditions of this Agreement in any court of the United States or any State thereof having jurisdiction.
(o)            Saturdays, Sundays, Holidays, etc.  If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a

Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.
(p)            Other Registration Rights; Most Favored Nation. The Company covenants and agrees that (i) it shall not, without the prior written consent of the Holders, grant registration rights to any other Person containing terms with priority to or in conflict with the registration rights granted to the Holders hereunder or that are more favorable than the terms set forth herein and (ii) if, after the date hereof, upon obtaining such consent of the Holders, it grants registration rights to any other Person containing terms more favorable that the terms set forth herein, the Company shall provide such more favorable terms to the Holders and this Agreement shall be, without any further action by the Holders or the Company, deemed amended and modified in an economically and legally equivalent manner such that the Holders shall receive the benefit of the more favorable terms.
[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, or caused this Agreement to be duly executed on its behalf, as of the date first written above.

COMPANY:	DIANA CONTAINERSHIPS INC.

	By:	/s/ Anastasios Margaronis
	Name:	Anastasios Margaronis
	Title:	Director and President

HOLDERS:	12 WEST CAPITAL FUND LP

	By:	12 West Capital GP LLC, its General Partner

	By:	/s/ Joel Ramin
	Name:	Joel Ramin
	Title:	Member

12 WEST CAPITAL OFFSHORE FUND LP

By:	12 West Capital GP LLC, its General Partner

By:	/s/ Joel Ramin
Name:	Joel Ramin
Title:	Member

DIANA SHIPPING INC.

By:	/s/ Simeon Palios
Name:	Simeon Palios
Title:	Director, Chief Executive Officer and Chairman of the Board

TARACAN INVESTMENTS S.A.

By:	/s/ Simeon Palios
Name:	Simeon Palios
Title:	Director and President

4 SWEET DREAMS S.A.

By:	/s/ Semiramis Paliou
Name:	Semiramis Paliou
Title:	Director and President

/s/ Andreas Michaelopoulos
Andreas Michalopoulos

/s/ Ioannis Zafirakis
Ioannis Zafirakis

Exhibit 99.3

AMENDMENT NO. 1
TO THE
STOCKHOLDERS RIGHTS AGREEMENT
This Amendment No. 1 to the Stockholders Rights Agreement (this "Amendment No. 1") is made and entered into as of July 28, 2014, by and between Diana Containerships Inc., a Marshall Islands corporation (the "Company"), and Computershare Inc. (as successor to Mellon Investor Services LLC), as Rights Agent (the "Rights Agent").
WHEREAS, the Company and the Rights Agent entered into that certain Stockholders Rights Agreement, dated August 2, 2010 (the "Rights Agreement").
WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company desires to amend the Rights Agreement as set forth in this Amendment No. 1.
NOW THEREFORE, in consideration of the premises and the mutual agreements set forth herein, the parties hereby agrees as follows:
1.            Certain Definitions.
(a)            The last sentence of the definition of "Acquiring Person" in Section 1 of the Rights Agreement presently reads as follows:

"Notwithstanding the foregoing, Diana Shipping Inc. shall not be considered an Acquiring Person."

This last sentence of the definition of "Acquiring Person" in Section 1 of the Rights Agreement shall hereby be deleted and replaced with the following sentence:

"Notwithstanding the foregoing, neither Diana Shipping Inc. nor 12 West shall be considered an Acquiring Person."

(b)            Section 1 of the Rights Agreement shall hereby be further amended by inserting the following defined term therein:

"12 West" means 12 West Capital Fund LP, 12 West Capital Offshore Fund LP and/or any Affiliates of either of them.

2.            No Further Amendments.  Except as expressly amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.
3.            Governing Law.  This Amendment No. 1 shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

4.            Descriptive Headings.  Descriptive headings of the several Sections of this Amendment No. 1 are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

5.            Counterparts.  This Amendment No. 1 may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.  A signature to this Amendment No. 1 transmitted electronically (including by facsimile or PDF) shall have the same authority, effect, and enforceability as an original signature.
[Signature page follows]
2

IN WITNESS WHEREOF, the parties have executed this Amendment No. 1 as of the date first written above.
DIANA CONTAINERSHIPS INC.

By:	/s/ Anastasios Margaronis
Name: Anastasios Margaronis
Title: President

COMPUTERSHARE INC.

By:	/s/ Dennis V. Moccia
Name: Dennis V. Moccia
Title: Manger, Contract Administration

Exhibit 99.4

To:	Diana Containerships Inc.	RBS Shipping Group
	Pendelis 18	1 Princes Street
	175 64 Palaio Faliro	London
	Athens	EC2R BBP
	Greece	Telephone: +44 (0)20 7726 1443
Facsimile: +44 (0)20 7714 4664

www.rbs.com

28 July 2014

Dear Sirs
Facility Agreement dated 16 December 2011 (as amended and supplemented from time to time) made between (1) Diana Containerships Inc., (2) the subsidiaries of the Borrower listed in Part I of Schedule 1 as original guarantors, (3) The Royal Bank of Scotland pie as arranger, (4) the financial institutions listed in Part II of Schedule 1as lenders, (5) the financial institutions listed in Part Ill of Schedule 1as pledge counterpartles, (6) The Royal Bank of Scotland pie as agent and (7) The Royal Bank of Scotland pie as  security trustee relating to the revolving credit facility of up to $100,000,000 (the "Loan Agreement")
Words and expressions defined in the Loan Agreement shall have the same meaning when used in this letter.
We refer to (a) the attached term sheet (the "Investment Term Sheet") regarding a certain proposed investment in the Borrower resulting in certain changes to the beneficial ownership of the shares in the Borrower and your request for our consent to such changes as required under Clause 7 .2(b) of the Loan Agreement and (b) the proposed amendments to the Unsecured Loan Agreement as set out in the attached mark up and your request for our consent to such amendments as required under Clause 21.13 of the Loan Agreement.
We hereby confirm our consent to (a) such changes to the beneficial ownership of the shares in the Borrower and (b) the proposed amendments to the Unsecured Loan Agreement subject to:
1	the members of the Relevant Families and Diana Shipping Inc., individually or in the aggregate, always retaining direct or indirect legal or beneficial ownership of the issued and outstanding share capital of the Borrower greater than any other party and in this respect Clause 7.2 of the Loan Agreement shall be amended by insertion of the following new paragraph (c):
"(c)	if a change occurs after the date hereof in the ultimate beneficial ownership of any of the shares in the Borrower such that the members of the Relevant Families and Diana Shipping Inc., individually or in the aggregate, do not retain direct or indirect legal or beneficial ownership of the issued and outstanding share capital of the Borrower greater than any other party:

(i)	the Borrower shall promptly notify the Agent upon becoming aware of that event; and
(ii)	a Lender shall not be obliged to fund a Utilisation; and
(iii)	If the Majority Lenders so require, the Agent shall, by not less than 30 days' notice to the Borrower, cancel the Facility and declare all outstanding Loans, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon the Facility will be cancelled and all such outstanding amounts will become immediately due and payable."
2	the payment to us of an amendment fee of $25,000 not later than 31July 2014;
3	the provision to us of any up to date "know your customer" documentation required by us in relation to the changes to the beneficial ownership of the shares in the Borrower;
4	the provision to us of such documentation as may be required by us to comply with FATCA legislation as appropriate;
5	the purchase agreement (the "Purchase Agreement") to be entered into on or around the date hereof between the Borrower, 12 West capital Offshore Fund LP, 12 West Capital Fund LP and others in relation to the equity raising as referred to in the Investment Term Sheet will reflect the terms of, and will not be different to the terms of, the Investment Term Sheet and no amendments to the Purchase Agreement shall be made without the prior approval of the Agent;
6	the receipt by us of a copy of this letter countersigned by the Borrower and each of the Guarantors confirming their agreement to the amendments to the Loan Agreement set out herein.
All other terms and conditions of the Loan Agreement and the other Finance Documents shall remain unchanged and in full force and effect.
The law and jurisdiction Clauses 41 and 42 of the Loan Agreement shall apply to this letter as if set out in full herein.
Yours faithfully

/s/ [illegible]
For and on behalf of
The Royal Bank of Scotland plc

Accepted and Agreed

/s/ Simeon Palios
For and on behalf of
Diana Containerships Inc.

/s/ Simeon Palios
For and on behalf of
Likiep Shipping Company Inc.

/s/ Simeon Palios
For and on behalf of
Orangina Inc.

/s/ Simeon Palios
For and on behalf of
Rongerik Shipping Company Inc.

/s/ Simeon Palios
For and on behalf of
Utirik Shipping Company Inc.

/s/ Simeon Palios
For and on behalf of
Lemongina Inc.

/s/ Simeon Palios
For and on behalf of
Nauru Shipping Company Inc.

/s/ Simeon Palios
For and on behalf of
Oruk Shipping Company Inc.

12 WEST NON-BINDING FINANCING PROPOSAL
For discussion purposes only
July 9, 2014

Company:	Diana Containerships Inc., a Marshall Islands corporation (NASDAQ: DCIX) (the "Company").
Investors:
(i) Investment funds managed by, or otherwise affiliated with, 12 West Capital Management LP ("12 West"), (ii) Diana Shipping Inc. ("DSX"), and (iii) other members of senior management of DSX who are accredited investors and acceptable to 12 West ("DSX Management").

Investment Amount:
An aggregate of (i) Forty Million United States Dollars (U.S.$40,000,000) by 12 West, (ii)  Forty Million United States Dollars (U.S.$40,000,000) by DSX and (iii) additional funds in an amount to be agreed by the parties by one or more members of DSX Management (including Simeon Palios).

Price per Share:	The 30-day VWAP of the Company's Common Stock prior to the Closing Date.
Anticipated Closing Date:	On or about July [15] 2014 (the "Closing Date").
Use of Proceeds:	The Company shall use the proceeds from the financing for general corporate purposes, including the acquisition of additional vessels.
Securities:	Shares of Common Stock, par value $0.01 per share, of the Company (the "Shares").
Registration Rights:
The Company agrees that, within thirty (30) days following the Closing Date, it shall file a registration statement on Form F‑3 with the U.S. Securities and Exchange Commission ("SEC") registering for resale all of the Shares.  The Company shall use its commercially reasonable best efforts to have the registration statement declared effective at the earlier of: (i) one hundred twenty (120) days from the Closing Date; and (ii) five (5) days after receiving no review or no further review from the SEC. Customary late filing and late or suspended effectiveness penalties to apply.  If because of applicable law, rules or regulations (including the rules governing the use of the F-3 registration statement or its successor) of the SEC, or based upon comments received from the Staff of the SEC, less than all of the Shares included in the registration statement are permitted to be so included, the Company shall include in the registration statement only that number of Shares permitted to be so included and the Company shall thereafter prepare and file additional registration statements as soon as permitted to register for resale any Shares excluded from the registration statement.  In addition, the Company shall grant the Investors such other registration rights as are customary for this type of financing, including three demand registrations and unlimited piggyback registration rights, and shall not grant any registration rights with priority to the registration rights of the Investors contemplated hereby without the prior written consent of the Investors.

Negative Covenant:
12 West would agree, for so long as it owns Shares constituting 10% or more of the outstanding Common Stock of the Company:

(a) not to nominate any candidates for the Board of Directors outside the nominations supported by the Board; and

(b) not to (without the consent of the Company), (A) directly or indirectly, acquire, offer or agree to acquire, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Company (collectively "Voting Securities") (other than the Shares contemplated to be purchased pursuant to this proposal) in excess of the amount equal to the sum of (i) the Voting Securities 12 West owns on the date hereof and (ii) the voting securities to be acquired by 12 West pursuant to this proposal, or (B) cause 12 West or any successor to or person in control of 12 West to make, or in any way participate, directly or indirectly in, any "solicitation" of "proxies" to vote, form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with any of the foregoing; or knowingly advise, assist or encourage any other person in connection with the foregoing (unless pursuant to the exercise of pre-emptive rights and other customary exceptions).  For the avoidance of doubt, even when so restricted, 12 West may, with the consent of the Company, make open market purchases of additional securities of the Company.

Dividends:
Commencing with the dividend payable with respect to the second quarter of 2014 and for not less than four consecutive quarters thereafter, the Company shall not declare or pay dividends in excess of $0.01 per share on an annualized basis; provided however, that in the event of a material improvement in the container shipping market, the board of directors of the Company may change the dividend policy to resume the payment of dividends if determined to be in the best interests of the Company and its shareholders.

Voting Rights; Protective Provisions:	Holders of the Shares shall have the same voting rights and privileges as other holders of common stock of the Company.
Observer and Information Rights:
12 West shall have the right to designate at least one person to observe Board of Directors' meetings and Audit Committee meetings, with receipt of all Board of Directors' (and Audit Committee members') information, and shall have other customary information rights.

Pre-emptive Rights:
The Investors shall have the right, but not the obligation, to participate in new issuances of equity or equity-linked securities by the Company, pro rata based on their respective share ownership at the time of the issuance (subject to customary exclusions).

Conditions Precedent:	The obligation of 12 West, DSX and members of DSX management to purchase the Shares, and the obligation of the Company to sell and issue the

Shares, shall be subject to customary conditions precedent, including, without limitation: (a) negotiation, completion and execution of definitive agreements, including a Securities Purchase Agreement, Registration Rights Agreement and such other documentation customary for financings of this type, all of which must be in form and substance satisfactory to the Investors; (b) completion by the Investors of their due diligence investigation of the Company, satisfactory to the Investors; (c) approval of the financing transaction by the respective Boards of Directors of DSX and the Company or their respective independent committee thereof; (d) receipt of all necessary or appropriate governmental, regulatory and other third party approvals, consents and waivers (including from any securities exchange on which the common stock is listed or quoted); (d) contemporaneous purchase and sale of Shares by DSX and DSX Management of their agreed Investment Amounts (as set forth above), upon the same terms and conditions (including price per share) as the Investors; and (f) the Company shall have waived or caused to become inapplicable any "poison pill," business combination statute and anti-takeover statute applicable to the financing (if any).

Expenses:
At the closing of the financing, the Company will pay the fees and expenses incurred by 12 West, DSX and any member of DSX's management co-investing with 12 West and DSX in connection with the negotiation, preparation and execution of any definitive agreements, including without limitation (i) attorneys' fees and expenses, subject to a cap on attorney's fees for each party of USD$ 50,000, (ii) financial advisory fees payable to advisors retained by the Board of Directors (or independent committees thereof) of DSX or the Company, and (iv) the costs associated with any fairness or similar opinion given in connection with the financing transaction.

Confidentiality:
The terms set forth in Financing Proposal, including its existence, shall be considered confidential information and shall not be disclosed to any third party by the Company or any party to this term sheet or any of their respective affiliates, except as agreed in writing by the Company and 12 West.

Governing Law:	This Financing Proposal and any definitive agreements entered into in connection herewith shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.
Non-Binding Indication of Interest:
It is not the intention of the parties that this Financing Proposal, or any action of any of the parties with respect hereto, be, or be deemed to constitute, a legally binding obligation of any of the parties, except that this paragraph and the provisions entitled "Confidentiality" and "Governing Law" above shall be binding and enforceable obligations of the parties.  Any other legally binding obligation with respect to the proposed issuance or sale of the Shares shall exist only upon the execution and delivery of definitive agreements and all rights and obligations of the parties shall be governed by such definitive agreements.

Accepted and agreed this 9th day of July, 2014
COMPANY:

DIANA CONTAINERSHIPS INC.

By:	/s/ Ioannis Zafirakis
Name: Ioannis Zafirakis
Title: Director, Chief Operating Officer and Secretary

INVESTORS:

12 WEST CAPITAL MANAGEMENT LP

By:	/s/ Jim Gilmore
Name: Jim Gilmore
Title: CFO

DIANA SHIPPING INC.

By:	/s/ Anastasios Margaronis
Name: Anastasios Margaronis
Title: Director and President

/s/ Simeon Palios
Simeon Palios

Date May 20, 2013
DIANA SHIPPING INC.
as Lender
- and-
ELUK SHIPPING COMPANY INC.
as Borrower

- and-

DIANA CONTAINERSHIPS INC.
as Guarantor

LOAN AGREEMENT

relating to an unsecured term loan facility
of up to US$50,000,000 to be used for
general corporate purposes and working
capital requirements

THIS AGREEMENT is made on May 20, 2013.
BETWEEN
(1)	DIANA SHIPPING INC., a corporation incorporated under the laws of The Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (the "Lender"), as lender;
(2)	ELUK SHIPPING COMPANY INC., a corporation incorporated under the laws of The Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 and any wholly-owned subsidiary of the Guarantor that becomes an Additional Borrower pursuant to Section 12 hereof (each a "Borrower", collectively the "Borrowers"), as borrowers; and
(3)	DIANA CONTAINERSHIPS INC., a corporation incorporated under the laws of The Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (the "Guarantor"), as guarantor.
BACKGROUND
The Lender has agreed to make available to the Borrowers an unsecured term loan facility of up to Fifty million United States Dollars (US$50,000,000) in up to five (5) advances for general corporate purposes and working capital requirements.
IT IS AGREED as follows:
1    INTERPRETATION
1.1            Definitions.
"Additional Borrower" means any wholly-owned subsidiary of the Guarantor who becomes a party to this Loan Agreement pursuant to Section 12 by executing an Accession Agreement in substantially the form attached hereto as Schedule II and an amended Note.
"Advance(s)" means any amount advanced to the Borrower with respect to the Loan pursuant to Section 2 or (as the context may require) the aggregate amount of all Advances for the time being outstanding;
"Agreement" means this unsecured term loan facility agreement, as the same shall be amended, modified or supplemented from time to time;
"Availability Period" means the period commencing on the date of this Agreement and ending on the date falling six (6) months after such date;
"Back End Fee" shall have the meaning ascribed thereto in Clause 10;
"Banking Day(s)" means day(s) on which banks are open for the transaction of business in Athens and New York;
"Borrower(s)" shall have the meaning ascribed thereto in the preamble and as the context may require shall include any Additional Borrowers;
"Dollars" and the sign "$" means the legal currency at any relevant time hereunder, of the United States of America;

"Drawdown Date" means in relation to an Advance, the date, being a Banking Day, upon which the Borrower requested that an Advance be made available to the Borrower, and such Advance is made, as provided in Section 2;
"Drawdown Notice" means a notice by which an Advance is requested to be made by the Borrower substantially in the form of Schedule 1 hereto;
"Events of Default" means any of the events or circumstances described in Clause 7;
"Indebtedness" means, as to the Borrower, without duplication, (i) all indebtedness of the Borrower for borrowed money or for the deferred purchase price of property or services, (ii) the maximum amount available to be drawn under all letters of credit, bankers' acceptances and similar obligations issued for the account of the Borrower and all unpaid drawings in respect of such letters of credit, bankers' acceptances and similar obligations, (iii) all indebtedness of the types described in clause (i), (ii), (iv), or (v) of this definition secured by any lien on any property owned by the Borrower, whether or not such indebtedness has been assumed by the Borrower (provided that, if the Borrower has not assumed or otherwise become liable in respect of such indebtedness, such indebtedness shall be deemed to be in an amount equal to the fair market value of the property to which such lien relates as determined in good faith by the Borrower, (iv) all contingent obligations of the Borrower for payment or repayment of money, and (v) all obligations under any hedging agreement or under any similar type of agreement, in each case where the amounts described in clauses (i) through (iv) equal or exceed one million dollars ($1,000,000);
"Interest Period" means a period determined in accordance with Clause 5;
"Lender" shall have the meaning ascribed thereto in the preamble;
"LlBOR" means the rate per annum equal to the offered quotation for deposits in Dollars for a period equal to, or as near as possible equal to, the relevant Interest Period which appears on REUTERS BBA Page LIBOR 01 at or about 11.00 a.m. (London time) on the Quotation Date for that Interest Period (and, for the purposes of this Agreement, "REUTERS BBA Page LIBOR 01" means the display designated as the "REUTERS BBA Page LlBOR 01" on the Reuters Money News Service or such other page as may replace REUTERS BBA Page LlBOR 01 on that service for the purpose of displaying rates comparable to that rate or on such other service as may be nominated by the British Bankers' Association as the information vendor for the purpose of displaying British Bankers' Association Interest Settlement Rates for Dollars);
"Loan" means the term loan to be made available to the Borrower by the Lender in an amount not exceeding Fifty million Dollars ($50,000,000) in up to five (5) advances pursuant to Section 2 hereof;
"Margin" means five per cent. per annum;
"Note" means the promissory note to be executed by a Borrower to the order of the Lender to evidence the Loan, substantially in the form set out in Exhibit A, which Note may be amended from time to time to reflect Additional Borrowers;
"Prepayment Date" shall have the meaning ascribed thereto in Clause 10;
"Repayment Date" means the fourth anniversary of the first Drawdown Date, on which day the Loan is to be repaid;
"Vessels" means any vessel purchased by a Borrower after the execution date of this Agreement.
2    FACILITY
2.1	Amount of facility. Subject to the other provisions of this Agreement, the Lender shall make available to the Borrowers the Loan in up to five (5) advances.

2.2	Purpose of Loan. The Borrowers undertake to use the Loan for general corporate purposes, working capital requirements and for partially financing the acquisition cost of the Vessels; provided, however, that all Vessels shall be acquired by a Borrower within twelve (12) months of the execution of this Agreement.
3    DRAWDOWN
3.1	Request for Advance. Subject to the following conditions, a Borrower may request an Advance be made by no later than 2 Banking Days prior to the intended Drawdown Date. A Borrower may request an Advance for up to the full undrawn portion of the Loan at any time. Any person becoming an Additional Borrower may request an Advance in an amount not exceeding the undrawn portion of the Loan and all Borrowers shall execute an amended and restated Note pursuant to which all Borrowers will be jointly and severally liable for the entirety of the Loan.
3.2            Availability. The conditions referred to in Clause 3.1 are that:
a)	the Drawdown Date has to be a Banking Day during the Availability Period; and
b)	the aggregate amount of all Advances shall not exceed $50,000,000.
4    INTEREST
4.1	Payment of normal interest. Subject to the provisions of this Agreement, interest on the Loan in respect of each Interest Period shall be paid by the Borrowers on the last day of that Interest Period.
4.2	Normal rate of interest. Subject to the provisions of this Agreement, the rate of interest on the Loan shall be the aggregate of (i) the Margin, and (ii) LIBOR for that Interest Period.
5    INTEREST PERIODS
5.1	Commencement of Interest Periods. The first Interest Period applicable to an Advance shall commence on the Drawdown Date relative to that Advance and each subsequent Interest Period shall commence on the expiry of the preceding Interest Period.
5.2            Duration of Interest Periods. each Interest Period shall be:
a)	3 or 6 months; or
b)	such other period as the Lender may agree with the Borrowers.
6    REPAYMENT AND PREPAYMENT
6.1	Repayment. Subject to the provisions of this Section 6 regarding voluntary prepayments and the application thereof, each Borrower shall, on the Repayment Date, repay the principal amount of the Loan for which such Borrower is obligated under the applicable Note, and accrued interest thereon.
6.2	Voluntary prepayment. Each Borrower may prepay the whole or any part of the Loan, without penalty, at any time during the term of the Loan.
7    EVENTS OF DEFAULT
7.1            Events of Default. An Event of Default occurs if:
a)	a Borrower fails to pay when due or (if so payable) on demand any sum payable under this Agreement; or

b)	any formal declaration of bankruptcy or any formal statement to the effect that any Borrower or the Guarantor is insolvent or likely to become insolvent is made by any third party; or a provisional liquidator is appointed in respect of the any or Guarantor, a winding up order is made in relation to the Borrower or Guarantor; or
c)	any event occurs, any proceedings are opened or commenced or any step is taken which, in the opinion of the Lender is similar to any of the foregoing; or
d)	a change of control, merger or acquisition with respect to any Borrower or the Guarantor; or
e)	any Borrower fails to pay any Indebtedness in the outstanding principal amount equal to or exceeding Five Hundred Thousand Dollars ($500,000) or such Indebtedness is, or by reason of such default is subject to being, accelerated or any party becomes entitled to enforce the security for any such Indebtedness and such party shall take steps to enforce the same, unless such default or enforcement is being contested in good faith and by appropriate proceedings or other acts and the Borrower shall set aside on its books adequate reserves with respect thereto.
For purposes of this Agreement, the term "Change of Control" shall mean the:
(i) acquisition by any individual, entity or group of beneficial ownership of thirty-five per cent (35%) or more of either (A) the then outstanding shares of common stock of the Company or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, that this Clause shall not apply to an individual, entity or group that beneficially owns twenty-five percent (25%) or more as of the date the Company's common shares are approved for listing on the NASDAQ;
(ii) consummation of a reorganization, merger or consolidation of the Company or the sale or other disposition of all or substantially all of the assets of the Company and/or the Affiliates; or
(iii) approval by shareholders of the Company of a complete liquidation or dissolution of the Company.
7.2	Actions following an Event of Default. On, or at any time after, the occurrence of an Event of Default the Lender may:
a)	serve on the Borrowers a notice stating that all obligations of the Lender to the Borrowers under this Agreement are terminated, provided that no notice shall be required in connection with the events contemplated by 7.1(b) and (c); and/or
b)	serve on the Borrowers a notice stating that the Loan, all accrued interest and all other amounts accrued or owing under this Agreement are immediately due and payable or are due and payable on demand, provided that no notice shall be required in connection with the events contemplated by 7.1(b) and (c); and/or
c)	take any other action which, as a result of the Event of Default or any notice served under paragraph (a) or (b), the Lender is entitled to take under any applicable law.
7.3	Termination of Loan. On the service of a notice under paragraph (a) of Clause 7.2, the Loan and all other obligations of the Lender to the Borrowers under this Agreement shall terminate.
7.4	Acceleration of Loan. On the service of a notice under paragraph (b) of Clause 7.2, the Loan, all accrued interest and all other amounts accrued or owing from the Borrowers under this Agreement shall become immediately due and payable or, as the case may be, payable on demand.
8    NOTICES

8.1	General. All notices, requests, demands and other communications to any party hereunder shall be in writing (including prepaid overnight courier, facsimile transmission or similar writing) and shall be given to the Borrowers, the Guarantor and the Lender at their respective address or facsimile number set forth below or at such other address or facsimile numbers as such party may hereafter specify for the purpose by notice to each other party hereto. Each such notice, request or other communication shall be effective (i) if given by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 8.1 and telephonic confirmation of receipt thereof is obtained or (ii) if given by mail, prepaid overnight courier or any other means, when received at the address specified in this Section or when delivery at such address is refused.
8.2            Addresses for communications. A notice shall be sent:

a)	to the Borrower:	Eluk Shipping Company Inc.
c/o Unitized Ocean Transport Limited Pendelis 18, 175 64 Palaio Faliro
Athens
Greece
	Fax No.	+30 216 6002599

b)	to the Guarantor:	Diana Containerships Inc.
c/o Unitized Ocean Transport Limited Pendelis 18, 175 64 Palaio Faliro
Athens
Greece
	Fax No.	+30 216 6002599

c)	to the Lender	Diana Shipping Inc.
Pendelis 16, 175 64 Palaio Faliro
Athens
Greece
	Fax No.	+30 210 9470 101

9    COVENANTS
9.1	Liens. No Borrower shall create, assume or permit to exist, any mortgage, pledge, lien, charge, encumbrance or any security interest whatsoever upon any vessel acquired by such Borrower with respect to which a portion of the funding was obtained pursuant to the terms of this Agreement except (a) liens in favor of the Lender, (b) pledges or deposits to secure obligations under workmen's compensation laws or similar legislation, deposits to secure public or statutory obligations, warehousemen's or other like liens, or deposits to obtain the release of such liens and deposits to secure surety, appeal or customs bonds on which such Borrower is the principal, as to all of the foregoing, only to the extent arising and continuing in the ordinary course of business or (c) other liens, charges, encumbrances, pledges and deposits to secure obligations incidental to the conduct of the business of each such party, the ownership of any such party's property and assets and which do not in the aggregate materially detract from the value of each such party's property or assets or materially impair the use thereof in the operation of its business.
9.2	Indebtedness. No Borrower shall incur, and the Guarantor shall not incur and shall not permit any Borrower or any other subsidiary of the Guarantor to incur, any Indebtedness without the prior written consent of the Lender.
10    FEES AND EXPENSES
10.1	Back End Fee. The Borrowers, jointly and severally, agree to pay to the Lender, on the earlier of the Repayment Date or any date on which a voluntary prepayment is paid pursuant to Section 6.2 hereof (each a "Prepayment Date"), a back end fee in an amount equal to one and one quarter per cent. per annum

(1.25%) of (i) the total amount of the Loan outstanding, with respect to a repayment made on the Repayment Date, or (ii) the amount of any prepayment made on a Prepayment Date (the "Back End Fee"), provided that such Back End Fee shall not exceed, in the aggregate for all Borrowers, $2,500,000.
11     Guarantee
11.1	Guarantee and indemnity. In order to induce the Lender to make the Loan to the Borrower, the Guarantor irrevocably and unconditionally:
a.)	guarantees, as a primary obligor and not merely as a surety, to Lender, the punctual payment and performance by each Borrower when due, whether at stated maturity, by acceleration or otherwise, of all obligations of the Borrower hereunder, whether for principal, interest, fees, expenses or otherwise (collectively, the "Guaranteed Obligations");
b.)	undertakes with the Lender that whenever any Borrower does not pay any Guaranteed Obligation when due, the Guarantor shall immediately on demand pay that Guaranteed Obligation as if it were the primary obligor; and
c.)	indemnifies the Lender immediately, on demand, against any cost, loss or liability suffered or incurred by the Lender if any Guaranteed Obligation is or becomes unenforceable, invalid or illegal.
11.2	Waiver of promptness, etc. The Guarantor hereby unconditionally and irrevocably waives promptness, diligence, notice of acceptance, presentment, demand for performance, notice of non-performance, default, acceleration, protest or dishonor and any other notice with respect to any of the Guaranteed Obligations.
11.3	Waiver of revocation. The Guarantor hereby unconditionally and irrevocably waives any right to revoke this guarantee.
12    ADDITIONAL BORROWERS
12.1	The parties acknowledge and agree that one or more current or future wholly-owned subsidiaries of the Guarantor may become Additional Borrowers under the Loan Agreement by executing and delivering an Accession Agreement, in substantially the form attached hereto as Schedule II, and an amended and restated Note, pursuant to which such Addition Borrower(s) shall agree to be bound by all terms and provisions of the Loan Agreement and the Note, and the Guarantor hereby guarantees all Guaranteed Obligations of such Additional Borrower.
12.2	Such Additional Borrowers shall be entitled to request Advances under this Loan Agreement in accordance with Section 3 hereof. In addition, the parties agree that all Borrowers shall be jointly and severally liable for all distributed before and after such Borrower became a party hereto.
13     AMENDMENT
13.1	No amendment or supplement to this Loan Agreement or the Note shall be made without the prior written consent of The Royal Bank of Scotland plc, provided however, that no consent shall be required with respect to an amendment or supplement made in accordance with Section 12 hereof.
14   APPLICABLE LAW, JURISDICTION AND WAIVER
14.1            Applicable Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws thereof other than Sections 5-1401 and 5-1402 of the General Obligations Law of the State of New York.

14.2            Jurisdiction.  The Borrowers and the Guarantor hereby irrevocably submits to the jurisdiction of the courts of the State of New York and of the United States District Court for the Southern District of New York in any action or proceeding brought against it by the Lender under this Agreement or under any document delivered hereunder.  By executing and delivering this Agreement, each of the Borrowers and the Guarantor, for itself and in connection with its properties, hereby expressly and irrevocably (i) submits generally and unconditionally to the exclusive jurisdiction and venue of such courts, (ii) waives jurisdiction and venue of courts in any other jurisdiction in which it may be entitled to bring suit by reason of its present and future domicile or otherwise and any defense of forum non conveniens and (iii) agrees that service delivered to the addresses provided in Section 8 hereof and in accordance with Section 8 hereof is sufficient to confer personal jurisdiction over it in any such proceeding in any such court and (iv) agrees that such service is and would be effective and binding in every respect under the Federal Rules of Civil Procedure and the New York Practice Law and Rules, and the Borrower waives any defense or objection of insufficient service or service of process or of lack of personal jurisdiction.  Notwithstanding anything herein to the contrary, the Lender may bring any legal action or proceeding in any other appropriate jurisdiction.
14.3            WAIVER OF IMMUNITY. TO THE EXTENT THAT ANY BORROWER OR THE GUARANTOR HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY FROM SUIT, JURISDICTION OF ANY COURT OR ANY LEGAL PROCESS (WHETHER THROUGH ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION, EXECUTION OF A JUDGMENT, OR FROM ANY OTHER LEGAL PROCESS OR REMEDY) WITH RESPECT TO ITSELF OR ITS PROPERTY, EACH BORROWER AND THE GUARANTOR EACH HEREBY IRREVOCABLY WAIVES SUCH IMMUNITY IN RESPECT OF ITS OBLIGATIONS UNDER THIS AGREEMENT, THE NOTE, AND ANY INTEREST RATE AGREEMENT.
14.4            WAIVER OF JURY TRIAL.  IT IS AGREED BETWEEN THE BORROWERS, THE GUARANTOR AND THE LENDER THAT EACH OF THEM HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER PARTY HERETO AGAINST THE OTHER PARTY HERETO ON ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT AND THE NOTE.
THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

BORROWER

SIGNED by	)
Margarita Veniou	)
for and on behalf of	)
Eluk Shipping Company Inc.	)
in the presence of:	)

GUARANTOR

SIGNED by	)
Anastasios Margaronis	)
for and on behalf of	)
Diana Containerships Inc.	)
in the presence of:	)

LENDER

SIGNED by	)
Simeon Palios	)
for and on behalf of	)
Diana Shipping Inc.	)
in the presence of:	)

SCHEDULE 1
DRAWDOWN NOTICE

To:	Diana Shipping Inc. Greece
Attention:

[]
DRAWDOWN NOTICE
We refer to the loan agreement (the "Loan Agreement") dated May    , 2013 and made between ourselves, as Borrower, and yourselves as Lender in connection with a facility of up to Fifty million Dollars ($50,000,000). Terms defined in the Loan Agreement have their defined meanings when used in this Drawdown Notice.
We request to borrow as follows:
Amount of Advance: $[];
Drawdown Date: [];
Duration of the first Interest Period shall be [] months; and
Payment instructions: account in our name and numbered [] with [] of [].
We represent and warrant that:
no Event of Default or potential Event of Default has occurred or will result from the borrowing of the Advance.
This notice cannot be revoked without the prior consent of the Lender.

[name of signatory]

Chief Financial Officer
For and on behalf of
Diana Containerships Inc.

ACCESSION AGREEMENT

to

LOAN AGREEMENT

dated as of May , 2012

as further amended or supplemented

by and between
DIANA SHIPPING INC.
as Lender
- and-
ELUK SHIPPING COMPANY INC.
as Borrower

- and-

DIANA CONTAINERSHIPS INC.
as Guarantor

__, 2013

ACCESSION AGREEMENT

to

LOAN AGREEMENT

THIS ACCESSION AGREEMENT TO LOAN AGREEMENT dated as of May  , 2013, (the "Loan Agreement") is made as of the       day of        (the "Accession Agreement"), by and among Diana Shipping Inc., a corporation incorporated under the laws of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (the "Lender"), as lender; Eluk Shipping Company Inc., a corporation incorporated under the laws of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960, and       (the "Borrower"), as borrower; and Diana Containerships Inc., a corporation incorporated under the laws of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960, as guarantor (the "Guarantor").  Unless otherwise defined herein, the capitalized terms used herein shall have the meanings assigned to such terms in the Loan Agreement.

WITNESSETH THAT:
WHEREAS, the Lender, the Borrower(s) and the Guarantor desire that              (the "Additional Borrower(s)"), becomes an additional Borrower under the Loan Agreement.
NOW, THEREFORE, in consideration of the premises set forth above, the covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as set forth below:
1.            Amendments to the Loan Agreement.  The parties hereto agree that effective as of the date hereof the Loan Agreement is amended as follows(a)  All references in the Loan Agreement to "this Agreement" shall be deemed to refer to the Loan Agreement as amended and supplemented hereby;
2.            Binding Nature.  The Additional Borrower(s) agrees to be bound by all terms and provisions of the Loan Agreement and the Note applicable to it as a Borrower.
3.            Consent, Agreement and Re-Affirmation.  The Guarantor hereby reaffirms its obligations under the Loan Agreement of the obligations of the Borrower to the Lender under or in connection with the Loan Agreement, as amended hereby.
4.            No Other Amendment.  Except as amended hereby, the terms and conditions of the Loan Agreement shall remain in full force and effect and the Loan Agreement shall be read and construed as if the terms of this Accession Agreement were included therein by way of addition or substitution, as the case may be.
5.            Counterparts.  This Accession Agreement may be executed in as many counterparts as may be deemed necessary or convenient, and by the different parties hereto on separate counterparts each of which, when so executed, shall be deemed to be an original but all such counterparts shall constitute but one and the same agreement.
6.            Notices.  Addresses for communications shall be sent to the Additional Borrower(s) at the following in accordance with Section 8.2 of the Loan Agreement:

7.            Governing Law.  This Accession Agreement shall be governed by and construed in accordance with the laws of the State of New York.
8.            Accession Agreement Effective Date.  All references to the Loan Agreement on and after the date hereof shall be deemed to refer to the Loan Agreement as amended and supplemented hereby, and the parties hereto agree that on and after the date hereof, the Loan Agreement, as amended and supplemented hereby, is in full force and effect.

[Signature Pages Follow]

THIS ACCESSION AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

ADDITIONAL BORROWER

SIGNED by	)
)
for and on behalf of	)
)
in the presence of:	)

GUARANTOR

SIGNED by	)
)
for and on behalf of	)
Diana Containerships Inc.	)
in the presence of:	)

LENDER

SIGNED by	)
)
for and on behalf of	)
Diana Shipping Inc.	)
in the presence of:	)

Exhibit 99.5

July 28, 2014

FIRST AMENDMENT TO

LOAN AGREEMENT

relating to an unsecured term loan facility
of up to US$50,000,000 to be used for
general corporate purposes and working
capital requirements

by and between
DIANA SHIPPING INC.
as Lender
- and-
ELUK SHIPPING COMPANY INC.
as Borrower

- and-

DIANA CONTAINERSHIPS INC.
as Guarantor

This AMENDMENT (the "Amendment") dated July 28, 2014 to that certain loan agreement dated as of May 20, 2013 is made on July 28, 2014.
BETWEEN
(1)	DIANA SHIPPING INC., a corporation incorporated under the laws of The Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (the "Lender"), as lender;
(2)	ELUK SHIPPING COMPANY INC., a corporation incorporated under the laws of The Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 and any wholly-owned subsidiary of the Guarantor that becomes an Additional Borrower pursuant to Section 12 hereof (each a "Borrower", collectively the "Borrowers"), as borrowers; and
(3)	DIANA CONTAINERSHIPS INC., a corporation incorporated under the laws of The Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (the "Guarantor"), as guarantor.
Unless otherwise indicated, capitalized terms used in this Amendment are used with the meanings attributed thereto in the Loan Agreement.
WHEREAS, the parties wish to amend the Loan Agreement as hereinafter set forth;

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the parties hereto hereby agree as follows:

(A)	The definition of "Indebtedness" set forth in Section 1.1 of the Loan Agreement is deleted in its entirety and replaced with the following:

"Indebtedness" means, as to the Borrower, without duplication, (i) all indebtedness of the Borrower for borrowed money or for the deferred purchase price of property or services, (ii) the maximum amount available to be drawn under all letters of credit, bankers' acceptances and similar obligations issued for the account of the Borrower and all unpaid drawings in respect of such letters of credit, bankers' acceptances and similar obligations, (iii) all indebtedness of the types described in clause (i), (ii), (iv), or (v) of this definition secured by any lien on any property owned by the Borrower, whether or not such indebtedness has been assumed by the Borrower (provided that, if the Borrower has not assumed or otherwise become liable in respect of such indebtedness, such indebtedness shall be deemed to be in an amount equal to the fair market value of the property to which such lien relates as determined in good faith by the Borrower, (iv) all contingent obligations of the Borrower for payment or repayment of money, and (v) all obligations under any hedging agreement or under any similar type of agreement, in each case where the amounts described in clauses (i) through (iv) equal or exceed one million dollars ($1,000,000);

(B)            Section 7.1 of the Loan Agreement by adding to following

For purposes of this Agreement, the term "Change of Control" shall mean the:

(i) acquisition by any individual, entity or group of beneficial ownership of thirty-five per cent (35%) or more of either (A) the then outstanding shares of common stock of the Company or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, provided, however, that this Clause shall not apply to an individual, entity or group that beneficially owns twenty-five percent (25%) or more as of the date the Company's common shares are approved for listing on the NASDAQ;
(ii) consummation of a reorganization, merger or consolidation of the Company or the sale or other disposition of all or substantially all of the assets of the Company and/or the Affiliates; or
(iii) approval by shareholders of the Company of a complete liquidation or dissolution of the Company.

(C)	Confirmation of Agreement. Except as expressly set forth herein, the Agreement is ratified and confirmed in all respects and shall remain in full force and effect in accordance with its terms, and each reference in the Agreement to "this Agreement" shall mean the Agreement as amended by this Amendment.

(D)	Counterparts; Effectiveness. This Amendment may be executed in any number of counterparts (including by facsimile) and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Amendment shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

(E)	Governing Law. The laws of the State of New York shall govern the enforceability and validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties, without regard to the principles of conflicts of laws thereof.

[Signature page follows]

THIS AMENDMENT has been entered into on the date stated above

BORROWER

SIGNED by	)
Margarita Veniou	) /s/ Margarita Veniou
for and on behalf of	) Margarita Veniou
Eluk Shipping Company Inc.	) /s/ Ioannis Zafirakis
in the presence of:	) Iaonnis Zafirakis

GUARANTOR

SIGNED by	)
Anastasios Margaronis	) /s/ Anastasios Margaronis
for and on behalf of	) Anastasios Margaronis
Diana Containerships Inc.	) /s/ Ioannis Zafirakis
in the presence of:	) Ioannis Zafirakis

LENDER

SIGNED by	)
Simeon Palios	) /s/ Simeon Palios
for and on behalf of	) Simeon Palios
Diana Shipping Inc.	) /s/ Ioannis Zafirakis
in the presence of:	) Ioannis Zafirakis

Exhibit 99.6

DIANA ENTERPRISES INC.
THIS AGREEMENT dated this 9th day of April 2014 by and between Diana Containerships Inc., a Marshall Islands company having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (the "Company") and Diana Enterprises Inc., a Marshall Islands company having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (the "Broker").
BY WHICH, in consideration of the mutual covenants and agreements set forth herein, the parties hereto agree as follows:
1.            The Company. Diana Containerships Inc. is a Marshall Islands corporation founded in 2010 to own containerships and pursue containership acquisition opportunities. Diana Containerships Inc. intends to continue to capitalize on investment opportunities by purchasing additional containerships in the secondhand market, from other companies, shipyards and lending institutions, and may also enter into newbuilding contracts with shipyards for new containerships..
2.            Engagement. The Company hereby engages the Broker to act as broker for the Company and for any of its affiliates as directed by the Company to assist the Company in the provision of the Services by providing to the Company or to an entity designated by the Company from time to time, brokerage services relating to the purchase, sale or chartering of vessels, brokerage services relating to the repairs and other maintenance of vessels, and any relevant consulting services permitted by Greek laws or the Broker's Law 27/1975 license (collectively the "Brokerage Services"), and the Broker hereby accepts such appointment.
3.            Duration. The duration of the engagement shall be for a term of nine (9) months commencing on the 1st day of July 2014 and ending (unless terminated earlier on the basis of any other provision of this Agreement) on the 31st day of March 2015 (the said period being hereinafter referred to as the "Term").
4.            Representations of Broker. The Broker represents that it has personnel fully qualified, without the benefit of any further training or experience and has obtained all necessary permits and licenses, to perform the Brokerage Services. The duties of the Broker shall be offered on a worldwide basis. Broker's duties and responsibilities hereunder shall always be subject to the policies and directives of the board of directors of the Company as communicated from time to time to the Broker.  Subject to the above, the precise duties, responsibilities and authority of the Broker may be expanded, limited or modified, from time to time, at the discretion of the board of directors of the Company.

5.            Commission. The Company shall pay the Broker a lump sum commission in the amount of US$120,833 per month, payable at the beginning of every quarter, starting on the 1st day of July 2014, subject to required deductions and withholdings. Commissions on a percentage basis for specific deals may be agreed by separate agreements in writing.
6.            Expenses. The Company shall not pay or reimburse the Broker for any out-of pocket expenses as such expenses are included in the commission paid to the Broker.
7.            Termination. This Agreement, unless otherwise agreed in writing between the parties, shall be terminated as follows:
(a)      At the end of the Term, unless extended by mutual agreement in writing.
(b)      The parties, by mutual agreement, may terminate this Agreement at any time.
(c)      Either party may terminate this Agreement for any material breach by the other party of their respective obligations under this Agreement.
8.            Change of Control.
(a)      In the event of a "Change in Control" (as defined herein) within the duration of this agreement, the Broker has the option to terminate this Agreement within six (6) months following such Change in Control, and shall be eligible to receive the payment specified in sub-paragraph (c), below, provided that the conditions of said paragraph are satisfied.
(b)      For purposes of this Agreement, the term "Change of Control" shall mean the:
(i)            acquisition by any individual, entity or group of beneficial ownership of twenty-five percent (25%) or more of either (A) the then-outstanding shares of common stock of the Company (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, that this Clause 8(b)(i) shall not apply to an individual, entity or group that beneficially owns twenty-five percent (25%) or more as of the date the Company's common shares are approved for listing on the NASDAQ.
(ii)       consummation of a reorganization, merger or consolidation of the Company or the sale or other disposition of all or substantially all of the assets of the Company and/or of the Affiliates; or
(iii)            approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

(c)            If the Broker terminates this Agreement within six (6) months following a Change of Control, the Broker shall receive a payment equal to three (3) years' annual commission. Receipt of the foregoing shall be contingent upon the Broker's execution and non-revocation of a Release of Claims in favor of the Company and the Affiliates in a form that is reasonably satisfactory to the Company and its counsel.
9.            Notices. Every notice, request, demand or other communication under this Agreement shall:
(a)            be in writing delivered personally or by courier or by fax or shall be served through a process server;
(b)            be deemed to have been received, subject as otherwise provided in this Agreement in the case of fax upon receipt of a successful transmission report (or —if sent after business hours— the following business day) and in the case of a letter when delivered personally or through courier or served at the address below; and
(c)            be sent:

(i)    If to the Company, to:
c/o Unitized Ocean Transport Limited
Pendelis 18, Palaio Faliro, 175 64
Athens, Greece
Telephone: +30 216 6002400
Telefax: +30 216 6002599
Attn: Director and President

(ii)    If to the Broker, to:
c/o Diana Enterprises Inc.
Pendelis 26, Palaio Faliro, 175 64
Athens, Greece
Telephone: +30 210 9470150
Telefax: +30 210 9470151
Attn: Director and President
or to such other person, address or telefax, as is notified by the relevant Party to the other Party to this Agreement and such notification shall not become effective until notice of such change is actually received by the other Party. Until such change of person or address is notified, any notification to the above addresses and fax numbers are agreed to be validly effected for the purposes of this Agreement.

       10.             Entire Agreement. This Agreement supersedes all prior agreements written or oral, with respect thereto.
11.            Amendments. This Agreement may be amended, superseded, canceled, renewed or extended and the terms hereof may be waived, only by a written instrument signed by the parties.
12.            Independent Contractor. All services provided hereunder shall be provided by the Broker as an independent contractor. No employment contract, partnership or joint venture between the Broker and the Company has been created in or by this Agreement or as a result of services provided hereunder.
13.            Assignment. This Agreement, and the Broker's rights and obligations hereunder, may not be assigned by the Broker; any purported assignment in violation hereof shall be null and void.  This Agreement, and the Company's rights and obligations hereunder, may not be assigned by the Company; provided, however, that in the event of any sale, transfer or other disposition of all or substantially all of the Company's assets and business, whether by merger, consolidation or otherwise, the Company shall assign this Agreement and its rights hereunder to the successor to its assets and business.
14.            Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, permitted assigns, heirs, executors and legal representative.
15.            Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original but all such counterparts together shall constitute one and the same instrument. Each counterpart may consist of two copies hereof each signed by one of the parties hereto.
16.            Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.
17.            Governing Law and Jurisdiction.
(a)            This Agreement shall be governed by and construed in accordance with English Law.
(b)            Any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this clause.

IN WITNESS WHEREOF, the parties hereto have signed their names as of the day and year first above written.
DIANA CONTAINERSHIPS INC.

/s/ Symeon Palios
By: Symeon Palios
Title: Director, Chief Executive Officer and
Chairman of the Board

DIANA ENTERPRISES INC.

/s/ Ioannis Zafirakis
By: Ioannis Zafirakis
Title: Director and Treasurer

Exhibit 99.7

AMENDMENT TO BROKER SERVICES AGREEMENT

            This Amendment (the "Amendment") to that certain Broker Services Agreement dated as of April 9, 2014 (the "Agreement") by and among DIANA CONTAINERSHIPS INC. (the "Company") and DIANA ENTERPRISES INC. ("Diana Enterprises") is entered into as of July 28, 2014, by and among the Company and Diana Enterprises.

            Unless otherwise indicated, capitalized terms used in this Amendment are used with the meanings attributed thereto in the Agreement.

W I T N E S S E T H:

            WHEREAS, the parties wish to amend the Agreement as hereinafter set forth;

            NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the parties hereto hereby agree as follows:

In order to increase the percentage of beneficial ownership of voting securities of the Company for the purposes of the definition of "Change of Control" under the Agreement, Section 8(b)(i) of the Agreement is hereby amended and restated in its entirety to read as follows:

(i)            acquisition by any individual, entity or group of beneficial ownership of thirty-five percent (35%) or more of either (A) the then-outstanding shares of common stock of the Company (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, that this Clause 8(b)(i) shall not apply to an individual, entity or group that beneficially owns twenty-five percent (25%) or more as of the date the Company's common shares are approved for listing on the NASDAQ.
Confirmation of Agreement.  Except as expressly set forth herein, the Agreement is ratified and confirmed in all respects and shall remain in full force and effect in accordance with its terms, and each reference in the Agreement to "this Agreement" shall mean the Agreement as amended by this Amendment.
Counterparts; Effectiveness.  This Amendment may be executed in any number of counterparts (including by facsimile) and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document.  All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.  This Amendment shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

Governing Law.  The laws of the State of New York shall govern the enforceability and validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties, without regard to the principles of conflicts of laws thereof.

[Signature page follows]

IN WITNESS WHEREOF, this Amendment has been duly executed by each of the parties hereto as of the date first written above.
DIANA CONTAINERSHIPS INC.

By:	/s/ Symeon Palios
By: Symeon Palios
Title: Director, Chief Executive Officer and
Chairman of the Board

DIANA ENTERPRISES INC.

By:	/s/ Ioannis Zafirakis
By: Ioannis Zafirakis
Title: Director and Treasurer